   As filed with the Securities and Exchange Commission on September 4, 1997

                                                    Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            YOUNG INNOVATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

           MISSOURI                           3843                          43-1718931
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                             13705 SHORELINE COURT
                           EARTH CITY, MISSOURI 63045
                                 (314) 344-0010
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OR
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               GEORGE E. RICHMOND
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            YOUNG INNOVATIONS, INC.
                             13705 SHORELINE COURT
                           EARTH CITY, MISSOURI 63045
                                 (314) 344-0010
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF REGISTRANT'S AGENT FOR SERVICE)

                                WITH COPIES TO:

           JOHN L. GILLIS, JR., ESQ.                         THOMAS J. MURPHY, ESQ.
     ARMSTRONG, TEASDALE, SCHLAFLY & DAVIS                   MCDERMOTT, WILL & EMERY
      ONE METROPOLITAN SQUARE, SUITE 2600                    227 WEST MONROE STREET
        ST. LOUIS, MISSOURI 63102-2740                       CHICAGO, ILLINOIS 60606
                (314) 621-5070                                   (312) 372-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                        AMOUNT                PROPOSED             PROPOSED
    TITLE OF EACH CLASS OF               TO BE            MAXIMUM OFFERING    MAXIMUM AGGREGATE        AMOUNT OF
 SECURITIES TO BE REGISTERED          REGISTERED          PRICE PER SHARE*     OFFERING PRICE*      REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
per share.....................    2,300,000 shares(1)          $12.00            $27,600,000             $8,364
======================================================================================================================

 *  Estimated solely for the purpose of calculating the registration fee.
(1) Includes 300,000 shares to be issued subject to the exercise of the Underwriters' over-allotment option, if any.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 1997

PROSPECTUS

                                2,000,000 SHARES

                                    YOUNG
                              INNOVATIONS, Inc.

                                  COMMON STOCK
                            ------------------------

     All 2,000,000 shares of Common Stock offered hereby (the "Offering") are being sold by Young Innovations, Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.

     Application has been made to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "YUNG."

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER THE CAPTION "RISK FACTORS" AT PAGE 6.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                DISCOUNT(1)               COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share........................             $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total(3).........................             $                        $                        $
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated to be $450,000, payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock, on the same terms and conditions set forth above, to cover over-allotments, if any. If the Underwriters exercise the over-allotment option in full, the total Price to Public, the total Underwriting Discount and the total Proceeds to Company will be
    $         , $         and $         , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made on
or about           , 1997 through The Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

           ROBERT W. BAIRD & CO.                       CLEARY GULL REILAND &
               INCORPORATED                               MCDEVITT INC.

                     THE DATE OF THIS PROSPECTUS IS           , 1997.

                                   [PHOTO]
                         THE YOUNG DENTAL PRODUCT LINE

                                   [PHOTO]
                            THE LORVIC PRODUCT LINE

                                   [PHOTO]
                          THE DENTICATOR PRODUCT LINE

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SYNDICATE SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     Young Innovations, Inc. was incorporated in July 1995 to serve as the parent corporation for Young Dental Manufacturing Company ("Young Dental"), founded at the turn of the century, and Lorvic Holdings, Inc. ("Lorvic") and its operating subsidiary, The Lorvic Corporation, founded in 1953; Lorvic was acquired by Young Dental in May 1995. Denticator International, Inc. ("Denticator") was acquired by Young Dental in July 1996. Young Dental International, Inc. ("YDI") was organized as an indirect, wholly-owned subsidiary in February 1996 to serve as a foreign sales corporation. Unless otherwise indicated, all references in this Prospectus to the "Company" include Young Dental, YDI, Lorvic and Denticator and all information is adjusted to reflect the 1.2 for one stock split of the Common Stock to be effected in the form of a stock dividend prior to completion of the Offering and assumes no exercise of the Underwriters' over-allotment option. The following summary is qualified in its entirety by the detailed information and the Consolidated Financial Statements of the Company, Lorvic and Denticator, including the Notes thereto, included elsewhere in this Prospectus. With respect to information stated on a pro forma basis for 1996, such information includes the results of operations of Denticator as if the acquisition occurred on January 1, 1996.

                                  THE COMPANY

     The Company is a leading designer, manufacturer and marketer of single-use supplies, autoclavable instruments and other products used by dental professionals, primarily in preventive dentistry and infection control. The Company has a leading market share in certain segments of the preventive dentistry market which it believes is due to its (i) longstanding reputation for high quality, innovative and reliable products; (ii) widespread name recognition and ability to leverage the Young and Denticator brands; and (iii) consummation of strategic acquisitions. Through the successful implementation of the Company's business strategy and the acquisitions of Lorvic and Denticator, the Company's net sales and income from operations have grown at compound annual rates of 21.4% and 30.7%, respectively, from 1992 through 1996.

     The Company's disposable and metal prophy angles, cups and brushes (collectively, "Prophy Products"), which are integral components used in the cleaning and polishing of teeth by dental professionals, represented 76.9% of the Company's pro forma net sales in 1996. The Company's branded Prophy Products currently have an estimated domestic market share of 53%, up from 22% in 1990. Additionally, the Company has developed and acquired aspiration and infection control products, as well as complementary preventive products such as pastes, fluorides and fluoride applicators.

     The Company markets its full line of products to dental professionals worldwide through a network of medical and dental product distributors. The Company actively supports its distributor relationships through Company sales personnel in the United States, independent sales representatives in Canada and exclusive sales representatives in 13 countries outside of North America. The Company also uses non-exclusive distributors to service markets in 40 other countries. All major distributors of dental products in North America sell the Company's products, including Patterson Dental Company ("Patterson"), Henry Schein, Inc. ("Schein"), Sullivan Dental Products, Inc. ("Sullivan") and H. Meer Dental Supply Company, Inc. ("Meer"). The Company's product development, manufacturing and marketing capabilities and its relationships with distributors allow the Company to provide a broad range of high quality, innovative and reliable products to dental professionals. Additionally, these capabilities and relationships enable the Company to quickly and efficiently offer new products or product extensions to its existing customer base and new markets.

     The Company's objective is to profitably establish the number one or two market share position for professional dental products in each of the market segments in which it competes. The Company strives to achieve its objective by enhancing and leveraging its name recognition and reputation; augmenting its proprietary manufacturing capabilities with additional automation, capacity and technology in order to maintain its low cost structure; and expanding its established lines of single-use products which generate a significant stream of recurring revenues and cash flow. The Company believes that its gross and operating profit margins of 55.6% and 27.3% of 1996 pro forma net sales, respectively, are the result of the successful implementation of these strategies. The Company plans to capitalize on its established market position by (i) pursuing strategic acquisitions of complementary businesses, product lines and key technologies; (ii) actively developing new dental products and product lines; and (iii) pursuing targeted international expansion.

     The Company's established position in the professional dental products industry has enabled it to acquire successfully Lorvic in May 1995 and Denticator in July 1996. The Lorvic acquisition added complementary lines of aspiration and infection control products, as well as complementary preventive products such as pastes, fluorides and fluoride applicators. The Denticator acquisition built on the Company's market position by adding Prophy Product lines aimed at the price sensitive segment of the market, which Young Dental traditionally had not targeted.

     Preventive dentistry, including regular professional cleaning and polishing of teeth ("prophy" or "prophylaxis"), helps to reduce the incidence of cavities, gingivitis and periodontal disease and, due to its cost effectiveness, is increasingly emphasized by private dental insurers, managed care providers and consumers. Based on data compiled by the Health Care Financing Administration ("HCFA"), total spending on dental products and services increased from $31.6 billion to $45.8 billion from 1990 to 1995, or 7.7% per annum, and is estimated to increase by 5.6% per annum from 1995 to 2005. The Company believes that the professional dental products market will continue to be influenced by (i) increased emphasis on preventive dentistry and infection control; (ii) favorable demographic trends, including the increasing retention of natural teeth; and
(iii) growth in international markets, including Europe, South America, Central America and the Pacific Rim. Heightened public awareness and increased governmental regulations and guidelines regarding infection control have resulted in increased usage of single-use products, products which can be effectively sterilized and products used in the sterilization process. In 1996, single-use products represented 92.9% of the Company's pro forma net sales.

     The Company believes that the dental industry is presently undergoing consolidation at three different levels. Dental service providers are combining as dental practice management companies acquire specialty and general dental practices. Professional dental product distributors are also undergoing consolidation as evidenced by Schein recently announcing its agreement to acquire Sullivan. The professional dental product manufacturing industry is highly fragmented with over 400 companies, many of which are small in size. The Company believes that many small manufacturers will be at an increasing disadvantage in the marketplace due to limited manufacturing and distribution resources, increasing regulatory requirements and pricing pressures resulting from the consolidation of distributors and dental service providers. As a result, the Company anticipates increasing consolidation among manufacturers and believes it is well positioned to make additional acquisitions due to its acquisition experience and approach, name recognition, manufacturing capabilities and established distribution network.

     The Company is a Missouri corporation with its principal executive office located at 13705 Shoreline Court, Earth City, Missouri 63045, located in the St. Louis, Missouri metropolitan area; its telephone number is (314) 344-0010.

                                  THE OFFERING

Common Stock offered by the Company.................    2,000,000 shares
Common Stock to be outstanding after the Offering...
                                                        6,410,296 shares(1)
Use of Proceeds.....................................
                                                        To repay indebtedness, for working capital
                                                        needs and general corporate purposes,
                                                        including potential acquisitions. See "Use of
                                                        Proceeds."
Proposed Nasdaq National Market symbol..............
                                                        YUNG

---------------
(1) Does not include 350,000 shares reserved for issuance under the Company's 1997 Stock Option Plan or an amount of shares not to exceed an aggregate value of $800,000 based upon the market value of the Common Stock on July 22, 1998, that may be issued to the President and Chief Executive Officer of Denticator in July 1998 in connection with the Denticator acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Stock Option Plan and -- Employment Agreements."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                            SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                          ENDED JUNE 30,
                                        ----------------------------------------------------------   ------------------------
                                                                                         PRO FORMA
                                         1992     1993      1994      1995     1996(1)    1996(2)     1996           1997
                                        ------   -------   -------   -------   -------   ---------   -------      -----------
INCOME STATEMENT DATA:
  Net sales...........................  $9,932   $11,604   $12,036   $17,496   $21,580    $24,568    $ 9,042        $12,137
  Cost of goods sold..................   5,126     5,609     5,457     7,379    9,470      10,896      3,746          5,019
                                        ------   -------   -------   -------   -------    -------    -------        -------
  Gross profit........................   4,806     5,995     6,579    10,117   12,110      13,672      5,296          7,118
  Selling, general and administrative
    expenses..........................   2,640     2,825     3,063     4,494    5,790       6,976      2,284          3,677
                                        ------   -------   -------   -------   -------    -------    -------        -------
  Income from operations..............   2,166     3,170     3,516     5,623    6,320       6,696      3,012          3,441
  Interest expense....................      75       268       189       741      974          --        420            602
  Other expense (income), net.........    (257)       29      (124)     (320)     123         119        270             (3)
                                        ------   -------   -------   -------   -------    -------    -------        -------
  Income before provision for income
    taxes.............................   2,348     2,873     3,451     5,202    5,223       6,577      2,322          2,842
  Provision for income taxes(3).......      --       700     1,270     2,044    1,955       2,459        884          1,079
                                        ------   -------   -------   -------   -------    -------    -------        -------
  Net income..........................  $2,348   $ 2,173   $ 2,181   $ 3,158   $3,268     $ 4,118    $ 1,438        $ 1,763
                                        ======   =======   =======   =======   =======    =======    =======        =======
  Earnings per share..................                     $  0.49   $  0.71   $ 0.74     $  0.66    $  0.32(4)     $  0.40(4)
                                                           =======   =======   =======    =======    =======        =======
  Weighted average common shares
    outstanding.......................                       4,450     4,450    4,444       6,274      4,450          4,410

                                                                                                       AS OF JUNE 30, 1997
                                                      AS OF DECEMBER 31,                             ------------------------
                                        ----------------------------------------------                                AS
                                         1992     1993      1994      1995     1996(1)               ACTUAL       ADJUSTED(5)
                                        ------   -------   -------   -------   -------               -------      -----------
BALANCE SHEET DATA:
  Net working capital (deficit)(6)....  $2,294   $  (460)  $ 1,665   $ 2,762   $3,115                $ 2,886        $ 8,561
  Total assets........................   8,012     8,545     7,711    22,107   32,481                 31,869         37,544
  Total debt (including current
    maturities).......................     960     4,223       472    10,773   16,406                 14,356             21
  Stockholders' equity................   5,928     3,207     5,253     7,121   10,311                 12,074         33,720

---------------
(1) On July 22, 1996, the Company acquired Denticator. The income statement data for the year ended December 31, 1996, include results of operations for Denticator from July 22, 1996, through December 31, 1996. The balance sheet data as of December 31, 1996, include Denticator as of that date.

(2) Pro forma to give effect to (i) the acquisition of Denticator, including the incurrence of additional indebtedness related thereto as if the acquisition was completed on January 1, 1996; (ii) the sale of Common Stock offered hereby, as if the Offering was completed on January 1, 1996; and (iii) the application of $18.3 million of the net proceeds of the Offering to repay all indebtedness of the Company which would have been outstanding as of January 1, 1996. Pro forma earnings per share assumes 4,444,003 weighted average shares outstanding for 1996 plus 1,830,000 shares, representing those shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, sufficient to repay $18.3 million of indebtedness which would have been outstanding as of January 1, 1996. The pro forma information is not necessarily indicative of the results that actually would have been achieved if the Denticator acquisition had been consummated on January 1, 1996, or that may be achieved in the future. See "Use of Proceeds" and "Young Innovations, Inc. and Denticator International, Inc. Unaudited Pro Forma Financial Information."

(3) Until February 28, 1993, Young Dental had elected to be treated as an S Corporation for income tax purposes. As an S Corporation, its earnings were included in the personal tax returns of the stockholders of Young Dental and no income tax provision was recorded by Young Dental through February 28, 1993. Effective March 1, 1993, Young Dental terminated its S Corporation status and became a taxable entity. Assuming Young Dental was a C Corporation, the estimated additional pro forma provision for income taxes was $869,000 for 1992 and $368,000 for 1993, assuming an income tax rate of 37.0%.

(4) The Company plans to retire substantially all of its outstanding indebtedness using a portion of the net proceeds from the Offering. Assuming the Company's revolving line of credit and long-term borrowings were retired as of January 1, 1996, supplementary earnings per share would be $0.31 and $0.36 for the six months ended June 30, 1996, and 1997, respectively, reflecting the elimination of interest expense, net of income taxes, of $265,000 for 1996 and $373,000 for 1997. Supplementary earnings per share assumes 4,450,210 and 4,409,728 weighted average shares outstanding for the six months ended June 30, 1996 and 1997, respectively, plus 980,000 and 1,480,000 shares, representing those shares of Common Stock sold at an assumed initial public offering price of $11.00 per share, and the application of the net proceeds therefrom sufficient to retire $9.6 million and $14.7 million of average outstanding borrowings for the six months ended June 30, 1996 and 1997, respectively.

(5) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(6) Net working capital (deficit) represents current assets less current liabilities excluding current maturities of long-term debt and the Company's revolving line of credit. Net working capital (deficit) as of December 31, 1993, includes $3.6 million of notes payable to stockholders related to distributions of S Corporation earnings that were paid in 1994.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from those contemplated by such forward-looking statements. It should be recognized that risks, including those set forth below, may be significant, presently or in the future, and may materially affect the Common Stock or the Company.

COMPETITION

     The markets for the Company's products are highly competitive. The Company believes that the principal competitive factors in all of its markets are product features and reliability, name recognition, distribution network, customer service and, to a lesser extent, price. The relative speed with which the Company can develop, complete testing of, obtain regulatory approval for and sell commercial quantities of new products is also an important competitive factor. Failure of the Company to offer products which either contain features similar to or more desirable than products offered by its competitors or, in certain cases, to meet the prices offered by its competitors, could have a material adverse effect on the business, financial condition and results of operations of the Company. Some of the Company's competitors have greater financial, research, manufacturing and marketing resources than the Company. The Company's inability to compete effectively against existing or future competitors could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON KEY DISTRIBUTORS; CONSOLIDATION OF KEY DISTRIBUTORS AND DENTAL SERVICE PROVIDERS

     Patterson, Schein and Sullivan, three distributors of the Company's products, accounted for 16.5%, 15.7% and 10.3% of the Company's net sales for the six months ended June 30, 1997, respectively, and 17.9%, 19.1% and 7.7% of the Company's net sales for the year ended December 31, 1996, respectively. Increasingly, there has been consolidation of dental and medical products distributors and dental service providers. In August 1997, Schein announced it had agreed to acquire Sullivan; Schein and Sullivan collectively accounted for 26.0% and 26.8% of the Company's net sales for the six months ended June 30, 1997 and for the year ended December 31, 1996, respectively. The inability or unwillingness of any of these distributors to continue to purchase the Company's products could adversely affect the Company's business, financial condition and results of operations. Additionally, as distributors and dental service providers consolidate and become larger, their ability to negotiate more favorable terms for the Company's products, including lower prices, may increase. See "Business -- Marketing and Distribution."

RISKS ASSOCIATED WITH ACQUISITIONS

     In pursuing its acquisition strategy, the Company will face risks commonly encountered with growth through acquisitions. These risks include the incurrence of significantly higher than anticipated capital expenditures and operating expenses, disruption to the Company's ongoing business, dissipation of the Company's management resources, failure to assimilate the operations and personnel of acquired companies, failure to maintain uniform standards, controls and policies and impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with acquisitions, including the Company's acquisitions of Lorvic and Denticator. To the extent the Company does not successfully avoid or overcome the risks or problems related to acquisitions, the Company's results of operations and financial condition could be adversely affected. Future acquisitions also will have a significant impact on the Company's financial position and capital needs. Acquisitions could include significant goodwill and intangible assets, resulting in substantial amortization charges to the Company that may reduce stated earnings following such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

AVAILABILITY OF ACQUISITION CANDIDATES; NEED FOR ADDITIONAL CAPITAL

     The Company's ability to grow through acquisitions will be dependent upon
(i) the availability of suitable acquisition candidates at an acceptable cost;
(ii) the Company's ability to compete effectively for available acquisition candidates; and (iii)the availability of capital to complete acquisitions. The Company intends to finance such acquisitions with cash generated from operations, the incurrence or assumption of indebtedness and issuances of Common Stock, as appropriate. Using cash to finance acquisitions could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operating and financial flexibility and using Common Stock may result in significant dilution of the interest in the Company of the stockholders at that time. There can be no assurance that the Company will be able to obtain additional capital on acceptable terms. If the Company is unable to obtain additional capital on acceptable terms, the Company's acquisition activities may be limited. To the extent the Company is limited in its ability to make acquisitions for any reason, the Company's growth, financial condition and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

MANAGEMENT OF GROWTH

     The Company has grown significantly in recent years and is expected to continue to grow through acquisitions and internal growth. Management has expended, and expects to continue to expend, significant time and effort in evaluating, completing and integrating acquisitions and supporting internal growth, including product development activities. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. Any inability by the Company to manage its growth or to attract and retain additional qualified management could result in a material adverse effect on the Company's financial condition and results of operations. See "Business -- Growth Strategy."

TECHNOLOGICAL CHANGE RESULTING IN PRODUCT OBSOLESCENCE; DEPENDENCE ON NEW
PRODUCTS

     The market for the Company's products is characterized by frequent product improvements, evolving technology and the development of new products, including increasingly effective preventive dental products designed for home use. The development of new, improved or alternative methods for performing prophylaxis treatments could render obsolete or reduce the need for certain of the Company's products, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future growth and profitability are dependent upon its timely ability to continue to develop new and improved products. There can be no assurance that the Company will be able to develop such new or improved products in a timely manner or that such new or improved products will achieve market acceptance. See "Business -- Product Development."

DEPENDENCE ON KEY PERSONNEL

     The Company is substantially dependent upon the continued services of certain key employees, including George E. Richmond, President and Chief Executive Officer, Michael W. Eggleston, Vice President, Treasurer and Chief Financial Officer, Richard G. Richmond, Secretary of the Company and President of Young Dental, and Jose L. Mendoza, President and Chief Executive Officer of Denticator. The loss of the services of any one of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain any "key man" insurance policies on its key employees. Additionally, the future success of the Company will depend, among other factors, on the Company's ability to continue to hire and retain the necessary qualified technical and managerial personnel. The Company competes for such personnel with numerous other companies, academic institutions and other organizations. See "Management."

CHANGE IN MARKETING STRATEGY

     The Company has traditionally marketed its products in the United States through independent sales representatives and a small number of Company sales personnel. In July 1997, the Company terminated contracts with all of its independent sales representatives in the United States and increased the size of its employee sales force in order to refocus its sales efforts. The Company's sales could be adversely affected by these changes, particularly in the early stages of implementation of the new sales strategy. The fixed costs associated with the Company's sales personnel may exceed the variable costs associated with independent sales representatives who were compensated solely on a commission basis. All of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing and Distribution."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY; RISK OF INFRINGEMENT

     The Company's success is dependent upon its patented and proprietary technologies. In addition to the Company's patents and pending patent applications, the Company relies upon copyright, trademark and trade secret laws and licenses and confidentiality and non-disclosure agreements to protect its intellectual property and proprietary technology. There can be no assurance that the steps taken by the Company to protect its intellectual property or proprietary technology will be adequate or enforceable to prevent misappropriation. In addition, the cost of prosecuting and defending such actions can be significant and have a material adverse effect on the Company's business, financial condition and results of operations. In September 1995, judgment was entered in the Federal District Court for the Eastern District of Missouri holding two of the Company's patents on its original disposable prophy angle to be invalid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Product Development and -- Legal Proceedings."

GOVERNMENT REGULATION

     The development, manufacture and marketing of the Company's products are subject to extensive and rigorous regulation by the United States Food and Drug Administration (the "FDA") and by other governmental agencies and relevant foreign agencies. Although the Company's current products are sold in the United States under 510(k) clearances, over-the-counter ("OTC") drug monographs, and exemptions from FDA drug and device clearance and approval requirements, the process of obtaining and maintaining FDA and other required regulatory approvals for dental device and related products is generally lengthy and expensive, and the outcome is often unpredictable. There can be no assurance that the Company's current market clearances can be maintained or that approvals will be granted for future products on the basis of 510(k) clearances or that products can be marketed under an OTC monograph or exemptions to FDA approval requirements. The regulatory process may delay the marketing of new products for lengthy periods, may result in substantial additional costs and may provide advantages to certain competitors. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. The FDA also actively regulates the uses for which products may be promoted and the claims that may be made in promotional materials.

     The Company is also subject to FDA Quality System Requirements and Good Manufacturing Practices and extensive recordkeeping and reporting requirements for device and drug product sales in the United States. The Company's manufacturing facilities are subject to periodic inspections by United States federal agencies, as well as state and local agencies. The Company contracts for the assembly of approximately 72% of its disposable prophy angles in Mexico with third parties. While the Company frequently audits these operations, there can be no assurance that they will continue to meet FDA Quality System Requirements and Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, import detentions, fines, civil penalties, suspensions or losses of approvals, recalls or seizures of products, operating restrictions and criminal prosecutions.

PRODUCT LIABILITY; RISK OF RECALL

     The Company is subject to potential product liability claims as a result of the design, manufacture and marketing of its products. Claims alleging product liability may involve large potential damages and significant defense costs. The Company believes that it currently maintains adequate insurance coverage for such claims, but there can be no assurance that the Company's insurance coverage will be adequate or that all such claims will be covered by the Company's insurance. While the Company has been able to obtain product liability insurance in the past, such insurance varies in cost, can be difficult to obtain and may not be available in the future on terms acceptable to the Company. A product liability claim could adversely affect the Company's reputation. A successful claim against the Company in excess of the available insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the FDA and similar governmental authorities in other countries have the authority to require the recall of products in the event of material deficiencies or defects in design or manufacture. Although the Company adheres to strict quality control procedures, a government mandated or voluntary product recall by the Company could occur as a result of material deficiencies, component failures, manufacturing errors or design defects caused by the Company or any of its suppliers. Any recall of products could have a material adverse effect on the Company's reputation, business, financial condition and results of operations.

POSSIBLE REDUCTION OR ELIMINATION OF DENTAL INSURANCE COVERAGE

     The cost of dental care, including preventive dental care, is increasingly funded by third party payors, including private and corporate dental insurance plans. A reduction or elimination of insurance coverage for dental care generally, or for preventive dental care in particular, would adversely affect the Company's ability to sell its products and have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF OPERATIONS IN SINGLE FACILITY

     The Company currently has three operating facilities, one in Earth City, Missouri, one in Brownsville, Texas and one in Sacramento, California. However, a substantial majority of the Company's administrative, manufacturing, marketing, customer service, product development, information systems, product ordering and product shipping activities are conducted from the Earth City facility. While Earth City has not been affected by floods in recent years, including the record floods in the summer of 1993, it is located in a former flood plain of the Missouri River. The Company believes that dikes protecting Earth City are sufficient to prevent flooding in the future. However, there can be no assurance that future floods will not affect the Company's Earth City facility and cause interruption of the Company's business. Although the Company carries business interruption insurance and believes that in an emergency it could continue to operate by moving a part of its production to its Texas and California facilities and contracting with third parties to fabricate certain products, a substantial interruption of business at the Company's Earth City facility, whether resulting from flood, fire or other causes, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Properties."

CONCENTRATION OF SUPPLIERS

     The Company has two suppliers for the rubber used to produce its prophy cups. The Company relies on proprietary rubber formulations that were independently developed and are owned by these suppliers. If the Company is no longer able to obtain its rubber or the formula from either supplier, it would be forced to obtain a rubber formulation from another source. There can be no assurance that another supplier would be able to develop an acceptable formulation or be able to provide the Company with sufficient amounts of rubber. If the Company is unable to obtain a satisfactory rubber formulation, the quality of its prophy cups could be negatively impacted and the Company could suffer a loss of reputation and a decline in sales of Prophy Products. These factors could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of the Offering, the Company's President and Chief Executive Officer, George Richmond, will own or have the right to vote an aggregate of 51.4% of the outstanding shares of Common Stock (49.1% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Richmond will be in a position to control the management and policies of the Company, including, but not limited to, electing or removing the Company's Board of Directors and controlling any other actions requiring stockholder approval. See "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock will suffer an immediate and substantial dilution in the net tangible book value per share from the initial public offering price. See "Dilution."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a trading market will develop and continue after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and representatives of the Underwriters and may not be indicative of the market price of the Common Stock following the Offering. The stock market has, in the past, experienced price and volume fluctuations that at times have been unrelated to corporate operating performance. Such market volatility may adversely affect the market price of the Common Stock. Additionally, other factors such as variations in the Company's financial results, announcements of technological innovations or new products by its competitors, government regulation, developments with respect to patents, proprietary rights or litigation, and general market conditions may have a material adverse effect on the market price of the Common Stock. See "Underwriting."

DIVIDEND POLICY

     The Company currently anticipates that, after completion of the Offering, all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 6,410,296 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares of Common Stock sold in the Offering will be freely tradeable in the market, except for shares purchased by "affiliates" of the Company which will be subject to the resale limitations (excluding the holding period requirement) of Rule 144 under the Securities Act of 1933, as amended (the "Act"). Substantially all of the remaining 4,410,296 shares may be sold immediately following the Offering subject to compliance with the volume and manner of sale limitations of Rule 144. All of the officers, Directors and stockholders of the Company and the Company have agreed not to sell any of their shares of Common Stock for a period of 180 days after the date of the Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $20.0 million ($23.1 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share. The Company intends to use the proceeds (i) to repay borrowings of approximately $14.1 million under the Revolving Credit and Term Loan Agreement dated July 22, 1996 between the Company and NationsBank, N.A., as amended (the "Credit Agreement") and (ii) for working capital and general corporate purposes, including making strategic acquisitions. Indebtedness to be repaid under the Credit Agreement includes a term loan maturing on December 1, 1999, which had an outstanding principal balance of $9.4 million and bore interest at 8.1% per annum as of August 15, 1997, and a revolving line of credit maturing on December 1, 1999, which had an outstanding principal balance of $4.7 million and bore interest at 8.0% per annum as of August 15, 1997. Loans under the Credit Agreement were made in July 1996 and used to acquire Denticator and repay other existing debt, including debt incurred in connection with the Lorvic acquisition. As of the date of this Prospectus, there are no agreements or understandings with respect to specific acquisitions. Pending such uses, the Company will invest the net proceeds from the sale of the Common Stock offered hereby in short-term, investment-grade, interest-bearing marketable securities.

                                DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Stock since its inception. The Company currently intends to retain earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors and will be subject to any applicable restrictions contained in the Company's then existing credit arrangements. In addition, the Credit Agreement prohibits the payment of dividends without the bank's consent.

                                 CAPITALIZATION

     The following table sets forth the consolidated cash and cash equivalents, short-term debt and capitalization of the Company as of June 30, 1997 and as adjusted to reflect (i) the sale of 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share; (ii) the application of the net proceeds therefrom; and (iii) the termination of certain stockholder agreements that will eliminate the put rights related to shares of puttable Common Stock. See "Use of Proceeds" and "Certain Transactions." The table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                 AS OF JUNE 30, 1997
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                ------     -----------
                                                                    (IN THOUSANDS)
Cash and cash equivalents...................................    $   126      $ 5,801
                                                                =======      =======
Short-term debt
  Revolving line of credit..................................    $ 4,929      $    --
  Current maturities of long-term debt......................      3,817           --
                                                                -------      -------
     Total short-term debt..................................    $ 8,746      $    --
                                                                =======      =======
Long-term obligations (excluding current maturities)
  Bank term loan............................................    $ 5,589      $    --
  Other long-term obligations...............................         21           21
                                                                -------      -------
     Total long-term obligations............................      5,610           21
                                                                -------      -------
Puttable Common Stock, 201,996 shares issued and
  outstanding(1)............................................      1,636           --
                                                                -------      -------
Stockholders' equity
  Common Stock, $.01 par value, 25,000,000 shares
     authorized, 4,208,300 shares issued and outstanding,
     6,410,296 shares issued and outstanding, as
     adjusted(1)(2).........................................         42           64
  Additional paid-in capital................................         --       19,988
  Unrealized gain on marketable securities, net of tax......         12           12
  Retained earnings.........................................     12,329       13,965
  Common Stock in treasury..................................       (309)        (309)
                                                                -------      -------
     Total stockholders' equity.............................     12,074       33,720
                                                                -------      -------
       Total capitalization.................................    $19,320      $33,741
                                                                =======      =======

---------------
(1) The puttable Common Stock, all of which is held by employees of the Company, is subject to agreements giving holders the right, and upon termination of employment the obligation, to sell their shares to the Company's majority stockholder or the Company at an appraised value. Upon consummation of the Offering, such agreements will terminate and all outstanding shares of puttable Common Stock will be reflected in stockholders' equity. See "Certain Transactions."

(2) Does not include 350,000 shares reserved for issuance under the Company's 1997 Stock Option Plan or an amount of shares not to exceed an aggregate value of $800,000 based upon the market value of the Common Stock on July 22, 1998, that may be issued to the President and Chief Executive Officer of Denticator in July 1998 in connection with the Denticator acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Stock Option Plan and -- Employment Agreements."

                                    DILUTION

     The Company's net tangible book value was $(6.3) million, or $(1.50) per share, based on 4,208,300 shares of Common Stock outstanding as of June 30, 1997 (excluding 201,996 shares of puttable Common Stock). Net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the sale of the 2,000,000 shares of Common Stock being offered hereby at an assumed initial public offering price of $11.00 per share; (ii) the application of the estimated net proceeds therefrom; and (iii) the elimination of all put rights related to 201,996 shares of puttable Common Stock, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $15.3 million or $2.39 per share of Common Stock. This represents an immediate increase in net tangible book value of $3.89 per share to existing stockholders and an immediate dilution of $8.61 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............             $11.00
  Net tangible book value per share before the Offering.....  $ (1.50)
  Increase per share attributable to new investors..........     3.89
                                                              -------
Pro forma net tangible book value per share after the
  Offering..................................................               2.39(2)
                                                                         ------
Dilution of net tangible book value per share to new
  investors(1)..............................................             $ 8.61(2)
                                                                         ======

---------------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the assumed initial public offering price per share.

(2) If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share and the dilution per share to purchasers of the shares would be $2.74 and $8.26, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected historical consolidated financial data for the Company for each of the five years in the period ended December 31, 1996 and the six months ended June 30, 1996 and 1997. The Income Statement Data set forth below for the years ended December 31, 1994, 1995 and 1996 and the Balance Sheet Data as of December 31, 1995 and 1996 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The Income Statement Data for the years ended December 31, 1992 and 1993 and the Balance Sheet Data as of December 31, 1992, 1993 and 1994 of the Company are derived from audited financial statements not included herein. The Income Statement Data for the six months ended June 30, 1996 and 1997 and the Balance Sheet Data as of June 30, 1997 of the Company are derived from unaudited consolidated financial statements that include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of the information set forth herein. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results which may be expected for the year ending December 31, 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Young Innovations, Inc. and Denticator International, Inc. Unaudited Pro Forma Financial Information" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                                             SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                       ----------------------------------------------   ---------------------
                                        1992     1993      1994      1995     1996(1)    1996          1997
                                       ------   -------   -------   -------   -------   -------      --------
INCOME STATEMENT DATA:
  Net sales..........................  $9,932   $11,604   $12,036   $17,496   $21,580   $ 9,042      $12,137
  Cost of goods sold.................   5,126     5,609     5,457     7,379    9,470      3,746        5,019
                                       ------   -------   -------   -------   -------   -------      -------
  Gross profit.......................   4,806     5,995     6,579    10,117   12,110      5,296        7,118
  Selling, general and administrative
     expenses........................   2,640     2,825     3,063     4,494    5,790      2,284        3,677
                                       ------   -------   -------   -------   -------   -------      -------
  Income from operations.............   2,166     3,170     3,516     5,623    6,320      3,012        3,441
  Interest expense...................      75       268       189       741      974        420          602
  Other expense (income), net........    (257)       29      (124)     (320)     123        270           (3)
                                       ------   -------   -------   -------   -------   -------      -------
  Income before provision for income
     taxes...........................   2,348     2,873     3,451     5,202    5,223      2,322        2,842
  Provision for income taxes(2)......      --       700     1,270     2,044    1,955        884        1,079
                                       ------   -------   -------   -------   -------   -------      -------
  Net income.........................  $2,348   $ 2,173   $ 2,181   $ 3,158   $3,268    $ 1,438      $ 1,763
                                       ======   =======   =======   =======   =======   =======      =======
  Earnings per share.................                     $  0.49   $  0.71   $ 0.74    $  0.32(3)   $  0.40(3)
                                                          =======   =======   =======   =======      =======
  Weighted average common shares
     outstanding.....................                       4,450     4,450    4,444      4,450        4,410

                                                    AS OF DECEMBER 31,                               AS OF
                                      ----------------------------------------------                JUNE 30,
                                       1992     1993      1994      1995     1996(1)                  1997
                                      ------   -------   -------   -------   -------                --------
BALANCE SHEET DATA:
  Net working capital
     (deficit)(4)...................  $2,294   $  (460)  $ 1,665   $ 2,762   $3,115                 $ 2,886
  Total assets......................   8,012     8,545     7,711    22,107   32,481                  31,869
  Total debt (including current
     maturities)....................     960     4,223       472    10,773   16,406                  14,356
  Stockholders' equity..............   5,928     3,207     5,253     7,121   10,311                  12,074

                                               (See footnotes on following page)

(Footnotes from preceding page)
---------------
(1) On July 22, 1996, the Company acquired Denticator. The income statement data for the year ended December 31, 1996, include results of operations for Denticator from July 22, 1996, through December 31, 1996. The balance sheet data as of December 31, 1996, include Denticator as of that date.

(2) Until February 28, 1993, Young Dental had elected to be treated as an S Corporation for income tax purposes. As an S Corporation, its earnings were included in the personal tax returns of the stockholders of Young Dental and no income tax provision was recorded by Young Dental through February 28, 1993. Effective March 1, 1993, Young Dental terminated its S Corporation status and became a taxable entity. Assuming Young Dental was a C Corporation, the estimated additional pro forma provision for income taxes was $869,000 for 1992 and $368,000 for 1993, assuming an income tax rate of 37.0%.

(3) The Company plans to retire substantially all of its outstanding indebtedness using a portion of net proceeds from the Offering. Assuming the Company's revolving line of credit and long-term borrowings were retired as of January 1, 1996, supplementary earnings per share would be $0.31 and $0.36 for the six months ended June 30, 1996, and 1997, respectively, reflecting the elimination of interest expense, net of income taxes, of $265,000 for 1996 and $373,000 for 1997. Supplementary earnings per share assumes 4,450,210 and 4,409,728 weighted average shares outstanding for the six months ended June 30, 1996 and 1997, respectively, plus 980,000 and 1,480,000 shares, representing those shares of Common Stock sold at an assumed initial public offering price of $11.00 per share, and the application of the net proceeds therefrom sufficient to retire $9.6 million and $14.7 million of average outstanding borrowings for the six months ended June 30, 1996 and 1997, respectively.

(4) Net working capital (deficit) represents current assets less current liabilities excluding current maturities of long-term debt and the Company's revolving line of credit. Net working capital (deficit) as of December 31, 1993, includes $3.6 million of notes payable to stockholders related to distributions of S Corporation earnings that were paid in 1994.

                            YOUNG INNOVATIONS, INC.
                                      AND
                         DENTICATOR INTERNATIONAL, INC.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma financial information combines the operations of Young Innovations, Inc. and Denticator (acquired by the Company in July 1996) for the year ended December 31, 1996 as if the following had occurred on January 1, 1996: (i) the acquisition of Denticator and the incurrence of indebtedness related thereto under the assumptions set forth in the accompanying notes; and (ii) the sale of a portion of the Common Stock offered hereby and the application of the net proceeds therefrom sufficient to retire $18.3 million of borrowings. The unaudited pro forma financial information is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the sale of Common Stock and the acquisition been effective January 1, 1996. The unaudited pro forma financial information should be read in conjunction with the historical financial statements and notes thereto of the Company and Denticator included elsewhere in this Prospectus.

                           THE COMPANY FOR     DENTICATOR FOR THE
                                 THE               PERIOD FROM
                             YEAR ENDED          JANUARY 1, 1996       PRO FORMA
                          DECEMBER 31, 1996   THROUGH JULY 22, 1996   ADJUSTMENTS       PRO FORMA
                          -----------------   ---------------------   -----------       ---------
Net sales...............       $21,580               $2,988             $   --           $24,568
Cost of goods sold......         9,470                1,426                 --            10,896
                               -------              -------             ------           -------
Gross profit............        12,110                1,562                 --            13,672
Selling, general and
  administrative
  expenses..............         5,790                1,504               (318)(1)         6,976
                               -------              -------             ------           -------
Income from
  operations............         6,320                   58                318             6,696
Interest expense........           974                   50             (1,024)(2)            --
Other expense (income),
  net...................           123                   (4)                --               119
                               -------              -------             ------           -------
Income before provision
  for income taxes......         5,223                   12              1,342             6,577
Provision for income
  taxes.................         1,955                    7                497(3)          2,459
                               -------              -------             ------           -------
Net income..............       $ 3,268               $    5             $  845           $ 4,118
                               =======              =======             ======           =======
Earnings per share(4)...                                                                 $  0.66
                                                                                         =======

---------------
(1) To reflect: (i) additional amortization of goodwill of $106,000; (ii) additional expense for incentive compensation to an officer of Denticator to be earned over a period of 24 months from the date of acquisition of $224,000; and (iii) reduction in royalty expense of $648,000 payable under a royalty agreement that was terminated in connection with the acquisition.

(2) To reflect: (i) additional interest expense of $338,000 on additional borrowings of $7.6 million used to finance the acquisition; and (ii) the elimination of interest expense as a result of application of $18.3 million of the net proceeds from the sale of Common Stock sufficient to retire indebtedness which would have been outstanding as of January 1, 1996.

(3) Represents the income tax effect of the adjustments described above at an assumed rate of 37.0%.

(4) Earnings per share assumes 4,444,003 weighted average shares outstanding plus 1,830,000 shares, representing those shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of $18.3 million of the net proceeds therefrom sufficient to retire indebtedness which would have been outstanding as of January 1, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such statements include those regarding successfully implementing and continuing the Company's business strategies and growth strategies. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements, and the Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed under "Risk Factors." The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements, the Notes thereto and other financial information included elsewhere in this Prospectus.

OVERVIEW

     Through its Young Dental and recently acquired Lorvic and Denticator brands, the Company provides one of the broadest lines of supplies and instruments to the preventive dentistry and infection control segments of the professional dental products market.

     The Company's net sales have grown to $21.6 million in 1996 from $9.9 million in 1992, representing a compound annual growth rate of approximately 21.4%. The Company's growth has been driven by three principal factors: (i) the successful introduction of a line of highly reliable disposable prophy angles;
(ii) the increase in its market share of metal prophy angles, cups and brushes; and (iii) the acquisitions of Lorvic and Denticator. The Company's estimated domestic share of the branded Prophy Products market has increased to 53% in 1996 from 22% in 1990, a significant portion of which is attributable to the introduction of its line of disposable prophy angles, a maintenance free metal prophy angle and several newly designed cups and brushes for its prophy angles. Additionally, approximately 42.5% of the Company's pro forma net sales in 1996 resulted from new products introduced by Young Dental since 1990. The Company has also benefited from growth in private label arrangements with certain of its key distributors and from increased market share resulting from product promotional activities, such as price promotions organized around industry conventions, volume purchase rebate programs and national promotions targeted to dental professionals. While the Company infrequently conducts national promotions, it conducted such a promotion in the first quarter of 1997 which increased net sales in that quarter by approximately $600,000 and decreased net sales in the second quarter of 1997 by approximately $300,000, in each case as compared to normalized levels, and which may continue to impact subsequent quarters and comparisons with comparable future quarters. In addition, annual rebate programs often result in higher fourth quarter net sales than in other periods during the year.

     A principal component of the Company's growth strategy is to expand through strategic acquisitions. On May 5, 1995, the Company acquired the common stock of Lorvic for approximately $13.4 million. Lorvic provided the Company with lines of aspiration, infection control and preventive dental products that directly complement its strong position in Prophy Products. The Company borrowed $13.5 million to fund the Lorvic acquisition. On July 22, 1996, the Company acquired the assets and liabilities of Denticator for approximately $7.6 million in cash, and approximately $900,000 of Company products, of which $392,000 of such products remain as of June 30, 1997 and are expected to be delivered within the next 12 months. Denticator's line of popular priced disposable prophy angles enabled the Company to extend its line of Prophy Products, now the broadest Prophy Product offering available, and significantly increase its share of the domestic Prophy Product market. The Company borrowed $16.5 million to fund the Denticator acquisition and to repay debt incurred in connection with the Lorvic acquisition. The Company intends to repay the entire outstanding balance of this loan with a portion of the net proceeds from the Offering. Lorvic's and Denticator's results of operations are included since the acquisition dates. The acquisitions were accounted for using the purchase method of accounting, resulting in goodwill of $11.6 million and $7.6 million, respectively, which are being amortized over 40 years from the dates of the respective acquisitions.

     The most significant components of the Company's cost of goods sold are manufacturing overhead and material purchases. Due to the high level of automation of the Company's manufacturing processes, it has been able to maintain a relatively low level of direct labor, as a percentage of net sales. Additionally, the Company maintains low direct labor costs by contracting for the assembly of approximately 72% of its disposable prophy angles with third party maquiladora operations located in Mexico. To further improve its gross margin, the Company initiated manufacturing activities at Denticator in April 1997 by acquiring injection molding equipment for the production of Denticator's disposable prophy angles. Previously, Denticator outsourced its injection molding needs, which resulted in a lower gross margin than Young Dental's. See "Certain Transactions." The Company believes its manufacturing strengths, including certain proprietary molding and vulcanizing processes, provide it with a competitive advantage and are key factors in its ability to generate a high gross margin and operating profit margin which, in 1996, were 55.6% and 27.3% of pro forma net sales, respectively.

     The Company's selling, general and administrative expenses ("SG&A") consist of selling and marketing expenses, research and development expenses, administrative expenses and goodwill amortization, among other expenses. Given the Company's recent conversion in the United States from independent sales representatives to Company employees, selling expenses will be primarily fixed in the future as compared with the variable expense associated with its independent sales representative organization. The Company believes this conversion will result in reduced selling expense as a percent of net sales and enable it to have more focused sales coverage of its domestic customers. Goodwill amortization also represents an increasing component of selling, general and administrative expenses as a result of the Company's use of purchase accounting for the Lorvic and Denticator acquisitions. Additionally, as part of an employment agreement with Denticator's President and Chief Executive Officer, the Company agreed, subject to his continued employment, to deliver shares of Common Stock of the Company having a value, in the aggregate, of $800,000 on July 22, 1998. See "Management -- Employment Agreements." The Company is amortizing the value of this deferred compensation by $100,000 per quarter, with the final amortization to occur in the third quarter of 1998. During 1995, litigation expense of $688,000 associated with the Company's patent infringement lawsuit also represented a meaningful component of selling, general and administrative expense.

     Other expenses include gain and loss on disposition of fixed assets, sale of scrap and other miscellaneous income and expense items, all of which are not directly related to the Company's principal business activities. In 1996, other expenses included approximately $322,000 of deferred offering costs expensed as a result of the Company withdrawing its registration statement in 1996 with respect to its proposed public offering in 1995.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's statement of income and pro forma historical information expressed as a percentage of net sales. See "Young Innovations, Inc. and Denticator International, Inc. Pro Forma Financial Information."

                                                                                SIX MONTHS
                                           YEAR ENDED DECEMBER 31,                ENDED
                                    --------------------------------------       JUNE 30,
                                                                 PRO FORMA   ----------------
                                     1994      1995      1996      1996       1996      1997
                                    ------    ------    ------   ---------   ------    ------
Net sales.........................  100.0%    100.0%    100.0%     100.0%    100.0%    100.0%
Cost of goods sold................   45.3      42.2      43.9       44.4      41.4      41.3
                                    -----     -----     -----      -----     -----     -----
Gross profit......................   54.7      57.8      56.1       55.6      58.6      58.7
Selling, general and
  administrative expenses.........   25.5      25.7      26.8       28.3      25.3      30.3
                                    -----     -----     -----      -----     -----     -----
Income from operations............   29.2      32.1      29.3       27.3      33.3      28.4
Interest expense..................    1.6       4.2       4.5         --       4.6       5.0
Other expense (income), net.......   (1.1)     (1.8)      0.6        0.5       3.0        --
                                    -----     -----     -----      -----     -----     -----
Income before income taxes........   28.7      29.7      24.2       26.8      25.7      23.4
Provision for income taxes........   10.6      11.7       9.1       10.0       9.8       8.9
                                    -----     -----     -----      -----     -----     -----
Net income........................   18.1%     18.0%     15.1%      16.8%     15.9%     14.5%
                                    =====     =====     =====      =====     =====     =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net Sales. Net sales increased $3.1 million, or 34.2%, to $12.1 million in 1997 from $9.0 million in 1996. Disposable prophy angle sales increased approximately $2.7 million with approximately $2.6 million of the increase attributable to the addition of Denticator disposable prophy angles. Sales of Young branded disposable prophy angles increased by $300,000, but were offset by a $200,000 decrease in sales of Young Dental's private label lines. Sales of the Company's contra disposable prophy angles, a portion of branded disposable prophy angles, increased approximately $93,000, or 33.3% in 1997 as compared to 1996. Sales of prophy cups and metal prophy angles for the period added approximately $200,000 to net sales, representing an increase of 12.2% from 1996, and aspiration products contributed approximately $85,000 to the increase.

     Gross Profit. Gross profit increased $1.8 million, or 34.4%, to $7.1 million in 1997 from $5.3 million in 1996. The Company's gross margin remained relatively steady at 58.7% of net sales in 1997 despite a lower gross margin from Denticator's disposable prophy angles. The Company expects that its gross margin will improve as a result of bringing Denticator's manufacturing operations in-house. Gross profit benefited from increased sales of disposable prophy angles by Denticator, which represented approximately $1.5 million of such increase, and increased sales of metal prophy angles, cups and aspiration products.

     Selling, General and Administrative Expenses. SG&A expenses increased $1.4 million, or 61.0%, to $3.7 million in 1997 from $2.3 million in 1996. As a percent of net sales, SG&A expenses increased to 30.3% in 1997 from 25.3% in 1996. The Denticator acquisition added $1.1 million to SG&A of which approximately $200,000 related to a deferred stock compensation agreement with Denticator's President and Chief Executive Officer, which will end in July 1998 and $95,000 related to amortization of goodwill from the acquisition. In addition, the Company incurred a $316,000 expense related to a first quarter 1997 national promotion to dental professionals.

     Income from Operations. Income from operations increased $429,000, or 14.2%, to $3.4 million in 1997 from $3.0 million in 1996.

     Interest Expense. Interest expense increased $182,000 to $602,000 in 1997 from $420,000 in 1996. The increase was due to the additional debt borrowed to fund the acquisition of Denticator in July 1996.

     Other Expense (Income). Other expense (income) decreased $273,000 to $(3,000) in 1997 from $270,000 in 1996 primarily due to inclusion in 1996 of a write-off of deferred initial public offering costs.

     Provision for Income Taxes. Provision for income taxes increased $195,000 to $1.1 million in 1997 from $884,000 in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased $4.1 million, or 23.3%, to $21.6 million in 1996 from $17.5 million in 1995. Disposable prophy angle sales increased 30.4%, or approximately $2.8 million, with the Denticator disposable prophy angle line contributing approximately $2.4 million from the date of the acquisition. The Company's contra disposable prophy angle, which was introduced in 1995, continued to penetrate the disposable prophy angle market, increasing approximately $500,000 in 1996. The increase in sales of the contra disposable prophy angles partially offset slight decreases in sales of the Company's traditional disposable prophy angle lines, prophy cups and metal prophy angles. Aspiration and infection control products increased net sales by approximately $623,000 and $384,000, respectively, in 1996 as compared to 1995.

     Gross Profit. Gross profit increased $2.0 million, or 19.7%, to $12.1 million in 1996 from $10.1 million in 1995. Gross margin decreased to 56.1% of net sales in 1996 from 57.8% in 1995. Gross margin was negatively impacted by lost production and inefficiencies during a major addition and renovation of the Company's Earth City facility which consolidated two other St. Louis facilities. The Denticator acquisition added approximately $1.2 million to gross profit, but at a lower gross margin than Young branded disposable prophy angles. The $800,000 balance of the increase in gross profit was primarily attributable to the full year inclusion of Lorvic and an increase in sales of the contra disposable prophy angle line.

     Selling, General and Administrative Expenses. SG&A expenses increased $1.3 million, or 28.8%, to $5.8 million in 1996 from $4.5 million in 1995. As a percent of net sales, SG&A expenses increased to 26.8% in 1996 from 25.7% in 1995. The increase was primarily attributable to the addition of Denticator which added $1.2 million to SG&A for 1996, including a one-time $290,000 signing bonus and $176,000 of deferred stock compensation expense with Denticator's President and Chief Executive Officer. SG&A also increased due to an additional
(i) amortization expense of $185,000 resulting from goodwill associated with the partial year inclusion of Denticator and full year inclusion of Lorvic; (ii) research and development expenses of $226,000 due to staff additions and increased product development projects; (iii) dealer rebate programs of $105,000; (iv) product sampling expenses of $77,000; and (v) commissions to independent sales representatives of $71,000 due to higher sales. These increases were offset by a $673,000 reduction in legal expenses in 1996 as compared to 1995 when the Company's patent infringement lawsuit was being litigated.

     Income from Operations. Income from operations increased $697,000, or 12.4%, to $6.3 million in 1996 from $5.6 million in 1995.

     Interest Expense. Interest expense increased $233,000 to $974,000 in 1996 from $741,000 in 1995. The increase was due to the additional debt borrowed to fund the acquisition of Denticator in July 1996 and the full year inclusion of interest expense from the acquisition of Lorvic which was acquired in May 1995.

     Other Expense. Other expense for 1996 included $322,000 from charges related to inclusion of a write-off of deferred initial public offering costs.

     Provision for Income Taxes. Provision for income taxes decreased $89,000 in 1996 to $2.0 million.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales increased $5.5 million, or 45.4%, to $17.5 million in 1995 from $12.0 million in 1994. Disposable prophy angle sales increased approximately $1.8 million primarily attributable to increased sales of Young branded disposable prophy angles in 1995 as compared to 1994. Sales of disposable prophy angles in 1994 were adversely impacted due to a successful national promotion to dental professionals in the fourth quarter of 1993. In the second quarter of 1995, the Company introduced its contra disposable prophy angle which contributed $185,000 to disposable prophy angle sales in 1995. Sales of metal prophy angles, along with prophy cups and brushes, increased approximately $331,000 in 1995 as compared to 1994. In addition, significant sales increases occurred as a result of the acquisition of Lorvic in May 1995, which added product lines such as aspiration and infection control products, adding sales of $1.1 million and $785,000 in 1995, respectively.

     Gross Profit. Gross profit increased $3.5 million, or 53.8%, to $10.1 million in 1995 from $6.6 million in 1994. Gross margin increased to 57.8% of net sales in 1995 from 54.7% in 1994. The increase in gross margin was primarily attributed to the increase in sales of disposable prophy angles and the addition of new higher margin products as a result of the Lorvic acquisition. The addition of Lorvic accounted for $1.9 million of the increase in gross profit and the remaining $1.6 million was primarily due to increased sales of disposable prophy angles.

     Selling, General and Administrative Expenses. SG&A expenses increased $1.4 million, or 46.7%, to $4.5 million in 1995 from $3.1 million in 1994. As a percent of net sales, SG&A expenses increased to 25.7% in 1995 from 25.5% in 1994. The acquisition of Lorvic added $589,000 to SG&A in 1995, including $184,000 of goodwill amortization expense. Professional fees increased $440,000 primarily due to legal expenses resulting from the trial of a patent infringement lawsuit initiated by the Company. Research and development costs increased $193,000, or 121.4%, as a result of additional staffing and product development projects.

     Income from Operations. Income from operations increased $2.1 million, or 59.9%, to $5.6 million in 1995 from $3.5 million in 1994.

     Interest Expense. Interest expense increased $552,000 to $741,000 in 1995 from $189,000 in 1994. The increase was due to the additional debt borrowed to fund the acquisition of Lorvic.

     Other Expense. There was no significant other expense in 1995 or 1994.

     Provision for Income Taxes. Provision for income taxes increased $774,000 to $2.0 million in 1995 from $1.3 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facilities. During the first six months of 1997, net cash flow from operating activities was $2.4 million, compared to $2.3 million for the same period in 1996. Net cash flow from operating activities in 1996 was $4.5 million, compared to $3.5 million in 1995.

     Capital expenditures for property, plant and equipment were $424,000 in the first six months of 1997, compared to $682,000 for the same period in 1996. In 1996, capital expenditures increased significantly to $3.2 million compared to $992,000 in 1995 primarily as a result of the expansion of the Earth City facility which consolidated two other St. Louis facilities to that location. The Company estimates capital expenditures for the last two quarters of 1997 and for 1998 will aggregate approximately $1.2 million. Consistent with the Company's historical capital expenditures, future capital expenditures are expected to include injection molding equipment, computer numeric controlled equipment and upgrades to production machinery and data processing.

     Concurrent with the Denticator acquisition in July 1996, the Company entered into a Credit Agreement, which, as amended, consists of a $12.0 million term loan maturing on December 1, 1999 bearing interest at a per annum interest rate of 0.25% above the prime rate of the lending bank in effect on any day or at a LIBOR rate plus 2.5% for a set period through maturity collateralized by all assets and subsidiary stock of the Company, together with a revolving loan facility of $7.0 million which matures on December 1, 1999, with interest at the prime rate of the lending bank minus 0.5%. The Company's Chief Executive Officer has pledged 2,391,285 shares of Common Stock as additional collateral which will be released upon repayment of borrowings under the Credit Agreement. The Credit Agreement replaced a $13.5 million secured credit facility which had slightly higher interest rates. In July 1996, the Company borrowed $16.5 million under the Credit Agreement to fund the purchase of Denticator and to repay the prior credit facility. On June 30, 1997, the outstanding balances under the Credit Agreement aggregated $14.3 million, which balances will be repaid with a portion of the net proceeds of the Offering. The Company's lending bank has provided a written letter which indicates its strong interest in making available to the Company, upon completion of the Offering, a five-year secured revolving loan facility of $25.0 million bearing interest at the bank's prime rate, subject to negotiation of final terms, including loan covenants and review of financial information.

     The Internal Revenue Service ("IRS") examined Lorvic's federal income tax returns for the years ended March 31, 1992 through 1995 and proposed deficiencies in federal income taxes for those years in an aggregate amount of $766,000 due to classification of certain intangible assets. Lorvic has filed two petitions with the United States Tax Court contesting these proposed deficiencies. The first of these petitions, which relates to the years ended March 31, 1992 and 1993, is scheduled for trial in October 1997. In accordance with the stock purchase agreement pursuant to which the Company acquired Lorvic in May 1995, the previous stockholders of Lorvic are responsible for the settlement of this matter to the extent of $700,000 held in an escrow fund, together with earnings thereon, plus an additional $200,000 to cover any interest and penalties related to such matters. While there can be no such assurance, the Company believes the escrowed amounts will be sufficient to satisfy these deficiencies in full for all affected years if required. See "Certain Transactions."

     Anticipated internal cash flows, borrowings under the Company's existing and anticipated credit facilities and the net proceeds of the Offering are expected to provide sufficient liquidity for working capital needs, capital expenditures and potential acquisitions through 1998.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which establishes standards for computing and presenting earnings per share. SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires the dual presentation of basic and diluted earnings per share on the face of the income statements for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic and diluted earnings per share computations. The Company is required to adopt the provisions of SFAS 128 during the quarter ending December 31, 1997, and all prior earnings per share data presented must be restated. The adoption of SFAS 128 is not expected to have a significant impact on the Company's previously reported or prospective earnings per share amounts.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components. The Company is required to adopt the provisions of SFAS 130 no later than the quarter ending March 31, 1998. The adoption of SFAS 130 is not expected to have a material effect on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading designer, manufacturer and marketer of single-use supplies, autoclavable instruments and other products used by dental professionals, primarily in preventive dentistry and infection control. The Company has a leading market share in certain segments of the preventive dentistry market which the Company believes is due to its (i) longstanding reputation for high quality, innovative and reliable products; (ii) widespread name recognition and ability to leverage the Young and Denticator brands; and
(iii) consummation of strategic acquisitions. Through the successful implementation of the Company's business strategy and the acquisitions of Lorvic and Denticator, the Company's net sales and income from operations have grown at a compound annual rate of 21.4% and 30.7%, respectively, from 1992 through 1996.

     The Company's Prophy Products, which are integral components used in the cleaning and polishing of teeth by dental professionals, represented approximately 76.9% of the Company's pro forma net sales in 1996. The Company's branded Prophy Products currently have an estimated domestic market share of 53%, up from 22% in 1990. Additionally, the Company has developed and acquired aspiration and infection control products, as well as complementary preventive products such as pastes, fluorides and fluoride applicators.

INDUSTRY BACKGROUND

     Based on data compiled by HCFA, total spending on dental products and services increased from $31.6 billion to $45.8 billion from 1990 to 1995, representing a compound annual growth rate of 7.7%. HCFA reported that this aggregate domestic market represented approximately 4.6% of total health care expenditures in 1995. HCFA has projected that dental expenditures will reach $79.1 billion by the year 2005, representing a compound annual growth rate of approximately 5.6%.

     The Company believes that the dental industry is presently undergoing consolidation at three different levels. Dental service providers are combining as dental practice management companies acquire specialty and general dental practices. Professional dental product distributors are also undergoing consolidation as evidenced by Schein announcing it has agreed to acquire Sullivan. Similarly, the Company anticipates increasing consolidation among manufacturers in the highly fragmented professional dental products industry.

     In recent years, there has been an increasing emphasis on dental health, including preventive dentistry and infection control, which has led to an increase in sales of dental supplies and equipment and which the Company believes will result in continued growth due to the following factors:

     Increased Emphasis on Preventive Dentistry and Infection Control. There is a general awareness in North America, the Scandinavian countries and certain other parts of the world that preventive dentistry, including regular cleaning and polishing of teeth, is effective in reducing the incidence of cavities, gingivitis and periodontal disease, thereby enabling people to keep their natural teeth longer, obtain cosmetic benefits and improve their oral health. In the United States, dental services are increasingly being paid for by third parties. Third party payors paid approximately $15.2 billion in 1990 and $24.0 billion in 1995 for dental services in the United States, which represented approximately 48.1% and 52.4%, respectively, of total dental products and services expenditures in those years. Additionally, the National Institute of Dental Research estimates that Americans saved nearly $100 billion in dental expenditures during the 1980s because of dentistry's emphasis on preventive oral health. Since prophylaxis procedures and treatments are generally less expensive than treatment of dental diseases, an increasing number of consumers and third party payors have recognized the cost effectiveness of preventive dentistry.

     Publicity concerning exposure to and possible transmission of communicable diseases, including HIV and hepatitis, through contact with blood, saliva and other bodily fluids in the dental office has led to the establishment of regulations and guidelines by OSHA, the Center for Disease Control and Prevention, the American Dental Association and state regulatory authorities. The Company believes that the increasing emphasis on preventive dentistry and infection control will result in increased demand for the Company's products.

     Favorable Demographic Trends. The Company believes there will be growth in the demand for preventive dentistry as a result of people retaining their natural teeth longer and thus continuing their need for dental services. Additionally, the Company believes demand will continue for preventive dentistry as parents, who have grown up benefiting from preventive dentistry, obtain such services for their children. Finally, continued growth in the United States population should continue to drive demand for preventive dentistry and infection control products.

     Growth in International Markets. The Company believes that international demand for preventive dentistry and infection control products varies according to the degree of general awareness of the benefits of preventive dentistry, as well as social, economic and technological development. North America, the Scandinavian countries, Australia and New Zealand provide the most advanced dental procedures and products and have the highest levels of expenditures for preventive dental care. Outside of these areas, preventive dentistry has generally not been emphasized or covered under government or private health insurance. However, there has been an increasing awareness worldwide of the importance and cost effectiveness of preventive dentistry, which the Company believes will result in growth in international markets such as Europe, South America, Central America and the Pacific Rim.

BUSINESS STRATEGY

     The Company's objective is to profitably establish the number one or number two market share position in each of the market segments in which it competes. In order to achieve this objective, the Company's business strategy comprises the following elements: (i) expand its market position in preventive and infection control products by leveraging its strong brand names; (ii) enhance its strong manufacturing capabilities; and (iii) emphasize recurring revenue streams and cash flows from single-use products.

     Leverage Branded Products. The Company believes that its name recognition and reputation among distributors and dental professionals for quality products, depth of product offerings and responsiveness to customer needs provide it with opportunities to increase market share for its branded and recently acquired product lines. Specifically, the Company plans to leverage its leadership position in Prophy Products, where the Young and Denticator brands are well established, in order to increase market penetration of its complementary preventive and infection control products. The Company intends to accomplish this by (i) packaging complementary products with its well-known metal and disposable prophy angles; (ii) frequently providing sample products to distributors and dental professionals; (iii) increasing distributor education and training with regard to the Company's complete product line; and (iv) selectively increasing marketing efforts to dental professionals. The Company believes that its name recognition and strong relationships with its key distributors provide a significant opportunity to leverage the Company's brand names across a broader set of products.

     Enhance Strong Manufacturing Capabilities. The Company strives to be the low cost producer in each market segment in which it competes, while also maintaining its reputation for high quality, innovative and reliable products. Since 1990, the Company has and continues to operate under a continuous improvement initiative that empowers all of its employees to improve the quality and efficiency of its manufacturing, operations, marketing and administrative functions. In addition, the Company employs several proprietary molding, vulcanizing and other manufacturing processes that allow for highly efficient and automated manufacturing. The Company's manufacturing strengths, including its continuous improvement program and proprietary processes, are key factors in its ability to generate a high gross margin, which, in 1996, was 55.6% of pro forma net sales. The Company is currently implementing its continuous improvement strategies with Lorvic and Denticator, and will do so with future acquisitions when appropriate.

     Emphasize Recurring Revenue Streams. The Company is focused on continuing to develop and emphasize products that generate recurring streams of revenue. These products include disposable prophy angles, consumables, such as pastes and fluorides and disposables, such as prophy cups and brushes that are required for the Company's metal prophy angles to work properly and which also work on its competitors' metal prophy angles. Single-use products represented 92.9% of the Company's 1996 pro forma net sales.

GROWTH STRATEGY

     The Company competes effectively in the rapidly changing professional dental product industry and capitalizes on its strong name recognition and responsiveness to customer needs. The Company's net sales have increased at a compound annual growth rate of 19.3% over the last 10 years and 21.4% since 1992. These increases have been achieved through strong internal growth complemented recently by two recent acquisitions.

     Pursue Strategic Acquisitions. The Company aggressively pursues acquisitions of complementary businesses, product lines and key technologies. In 1995, the Company's product lines expanded significantly with the acquisition of Lorvic, a manufacturer of aspiration, infection control and preventive dental products including preventive pastes, fluorides and fluoride applicators and plaque disclosure products. Additionally, in 1996, the acquisition of Denticator expanded the Company's line of Prophy Products. In general, the professional dental products manufacturing industry is fragmented and comprised of small and medium size companies. Limited manufacturing and distribution resources, increasing regulatory requirements and pricing pressures resulting from the consolidation of distributors and dental service providers make it increasingly difficult for these companies to operate effectively on a stand-alone basis, thus presenting a significant opportunity for the Company to make acquisitions. In addition, the Company intends to explore selective strategic dental acquisition opportunities outside of the preventive dentistry and infection control markets.

     Develop New Products. An important element of the Company's growth strategy is to develop high value-added products for specific professional dental products markets based on its existing core capabilities and technologies. New products or product extensions introduced by Young Dental since 1990 represented 42.5% of the Company's pro forma net sales in 1996. In the early 1990's, responding to concerns of cross-contamination resulting from multiple-use products, Young Dental developed a number of plastic disposable prophy angles designed for single-use and broadened its existing line of sealed metal angles designed to prevent the intake of blood, saliva and other matter. Young Dental introduced the industry's first contra disposable prophy angle in early 1995 and eight other new products or product extensions from 1993 through 1996. The Company introduced six new products through August 31, 1997, and plans to introduce 14 new products or extensions in the remainder of 1997 and 1998.

     Expand Internationally. The Company intends to continue to expand its presence in several international markets, including Europe, South America, Central America and the Pacific Rim. Outside North America, Scandinavia, Australia and New Zealand, the benefits of preventive dentistry have not been widely emphasized or covered under government or private health insurance. However, awareness of the importance and cost effectiveness of preventive dentistry is generally increasing worldwide. The Company plans to continue to foster its relationships with international distributors and to closely monitor changing trends in preventive dentistry throughout the world. The Company will not undertake broad expansionary activities until significant change in the recognition of the benefits of preventive dentistry, the reimbursement policy of third party payors with respect to preventive dentistry procedures or increased customer demand occurs, at which time the Company plans to be in a strategic position to capitalize quickly on these market opportunities.

PRODUCTS

     The Company primarily markets disposable and metal prophy angles, cups and brushes, complementary preventive products, including pastes, fluorides and fluoride applicators, as well as aspiration and infection control products. In 1996, 76.9% of the Company's pro forma net sales were derived from the sale of Prophy Products.

     Prophy Products. The Company manufactures and sells the broadest line of Prophy Products in the domestic professional dental products market. The Company is able to achieve its substantial share of the Prophy Product market by providing Prophy Products at both premium and popular prices. The Company generally prices its Young branded Prophy Products at premium levels and its Denticator branded Prophy Products at popular price levels. The Company's broad range of Prophy Products enables it to be a single-source supplier to its distributors.

     The Company's Prophy Products include several configurations of sealed metal autoclavable prophy angles and several disposable plastic prophy angles designed for single-use. Prophy Products consist of two components: an angle which is attached to and extends from a standard, low-speed dental handpiece and a rubber cup or brush which is attached to the angle and performs the cleaning function. During the prophylaxis process, the cup or brush is filled with abrasive paste, which is applied to the teeth as the prophy cup rotates. The dental professional polishes both the visible portion of the tooth and the subgingival portion (below the gum line). The prophy angle may be a disposable or a reusable instrument; prophy cups and brushes are sold as single-use items. Disposable prophy angles are sold as assembled units with a cup or brush already attached. The Company produces and markets a number of different disposable prophy angles, including the traditional, contra and Universal Disposable Angle. Virtually all of the Company's metal prophy angles are sealed against penetration of matter from patients' mouths (thus reducing the risk of cross-contamination and damage to the prophy angle) and are designed for ease of maintenance. Because such metal prophy angles function correctly only when used with the Company's cups and brushes, most dentists who purchase the Company's metal prophy angles also purchase the Company's cups and brushes.

     Other Preventive Products. The Company's other preventive products include 38 polishing pastes and powders, which are abrasive agents used for cleaning and polishing teeth; 12 fluorides used in dental offices and at home to reduce cavities and tooth sensitivity; six applicators used by dental professionals to apply fluoride to patients' teeth; and four plaque disclosants, which are liquids or tablets that identify the presence of plaque when applied to tooth surfaces. The Company markets certain of its pastes and fluoride products in single-use containers, the demand for which has grown in response to infection control concerns.

     Infection Control Products. The Company's line of infection control products includes products such as indicator tape and tabs used to verify the effectiveness of a sterilizer; Nyclave wrap used to wrap instruments during sterilization so that sterility is maintained until use; barrier products used to wrap operatory knobs, handles and other devices that cannot be sterilized; and surgical milk and instrument care products used to inhibit corrosion, remove rust and lubricate hinged instruments in connection with the autoclave process. Autoclaving is the sterilization of instruments and equipment through the use of steam.

     Assisting and Other Products. The Company's assisting and other products include disposable aspiration products used to remove blood, saliva and other matter during dental procedures; cotton roll substitutes used to control saliva and moisture during dental procedures; matrix bands used for tooth restorations; rubber dam frames used to isolate teeth during dental procedures; and etching gels and bonding prep used to condition tooth surfaces for bonding.

     Private Label and OEM Products. In addition to branded products, the Company designs, develops and produces a limited number of proprietary private label and OEM products under contracts with dental distributors and other professional dental product manufacturers where the Company is able to use its expertise and excess manufacturing capacity.

     Product Table. The following is a summary of the Company's primary products by type, and, in the case of Prophy Products, the suggested retail price ranges in which they are currently offered to dental professionals.

                                       YOUNG        LORVIC     DENTICATOR        YOUNG           DENTICATOR
              PRODUCT                  BRAND        BRAND        BRAND        PRICES/UNIT        PRICES/UNIT
              -------                ----------   ----------   ----------   ----------------   ---------------
Prophy Products
  Disposable Prophy Angles.........    X                         X           $0.38 to $0.50    $0.30 to $0.46
  Autoclavable Metal Prophy
     Angles........................    X                         X          $24.00 to $75.00   $25.00 to 30.00
  Prophy Cups......................    X                         X           $0.07 to $0.24    $0.08 to $0.12
  Prophy Brushes...................    X                         X           $0.35 to $0.45         $0.36
Other Preventive Products
  Polishing Pastes & Powders.......    X            X            X
  Fluorides........................                 X
  Fluoride Applicators.............                 X
  Plaque Disclosing Agents.........                 X
Infection Control Products
  Sterilization Products...........                 X
  Instrument Care Products.........                 X
Assisting and Other Products
  Aspiration Products..............                 X
  Cotton Roll Substitutes..........                 X
  Matrix Bands.....................                 X
  Rubber Dam Frames................    X
  Etching Gel......................                 X
  Bonding Prep.....................                 X
  Miscellaneous Products...........                 X            X

MARKETING AND DISTRIBUTION

     The Company markets its full line of products to dental professionals worldwide using a network of medical and dental product distributors. The Company actively supports its distributor relationships with Company sales personnel in the United States, independent sales representatives in Canada and exclusive sales representatives in 13 countries outside of North America. The Company also uses non-exclusive distributors to service markets in 40 other countries. All major distributors of dental products in North America sell the Company's products, including Patterson, Schein, Sullivan and Meer. The Company's product development, manufacturing and marketing capabilities and its relationships with distributors allow the Company to provide a broad range of high quality, innovative and reliable products to dental professionals. Additionally, these capabilities and relationships enable the Company to quickly and efficiently offer new products or product extensions to its existing customer base and new markets. In addition to marketing through distributors in the United States, the Company sells products directly to dental and dental hygiene schools, Veterans Administration healthcare facilities and United States military bases.

     Company's products are marketed by five employees in the United States and by three independent sales representatives in Canada. The Company also supports its marketing activities to smaller distributors through use of the Company's inside sales personnel. Until July 1997, the Company used 19 independent non-exclusive sales representatives and two Company employees for its marketing and sales efforts in the United States. In an effort to more efficiently market its products, the Company decided to switch from independent sales representatives to Company employees who exclusively focus on selling the Company's products.

     The Company expends considerable effort educating its distributors about the quality, reliability and features of its products. The Company also advertises its products through industry publications and direct mail. To supplement its other marketing efforts, the Company provides product samples to dental professionals and exhibits its products at industry trade shows. In addition, the Company seeks to stimulate interest in its products by providing information and marketing materials to influential lecturers and prominent experts and consultants in the dental industry.

PRODUCT DEVELOPMENT

     The Company's engineers and chemists are focused on developing innovative professional dental products and are actively involved in improving the Company's manufacturing processes. Frequently, these products are designed and developed in response to needs articulated to the Company by dental professionals. For example, the Company designed the contra disposable prophy angle to improve the ease with which dental professionals can reach and clean patients' teeth. The Company believes that the contra disposable prophy angle reduces the risk of carpal tunnel syndrome by reducing the flexion of dental hygienists' wrists during prophy procedures. Additionally, many of the new products or product improvements developed by the Company are patented. The Company currently has 28 patents and 14 patent applications pending.

     All of Young Dental's disposable prophy angles have been developed since 1990. In June 1997, Young Dental introduced its new Junior Cup, a short prophylaxis cup designed to reach surfaces in small mouths that are difficult to reach with the Company's conventionally sized cups. In June 1997, Denticator introduced the Universal Disposable Angle which was designed to compete with a number of popular priced branded and private label disposable prophy angles manufactured by the Company's competitors. In 1997, the Company plans to introduce two metal prophy angles, including an improved version designed for smoother and more durable operation and a Denticator branded version designed to compete with popular priced metal prophy angles.

     In addition to its Prophy Product development efforts, the Company actively seeks to introduce new and innovative products in other segments of the professional dental product market. In the remainder of 1997 and 1998, the Company intends to introduce a newly formulated prophy paste and a new line of fluorides and fluoride applicators.

MANUFACTURING AND SUPPLY

     The Company manufactures virtually all of its products. The consolidation of the Company's two St. Louis facilities into the expanded Earth City facility, which was substantially completed in December 1996, provides the Company with sufficient manufacturing capacity for anticipated growth in the foreseeable future. The Company contracts for the assembly of approximately 72% of its disposable prophy angles in Mexico due to its cost effectiveness.

     Prophy and Other Products. The Company has developed a number of proprietary manufacturing processes and has designed specialized automated equipment which allow it to produce quality products rapidly and efficiently. The Company believes its equipment and proprietary processes provide it with a competitive advantage. The Company uses a variety of state-of-the-art computer numerically controlled machining centers, injection molding machines and robotic assembly machines and continues to invest in new and more efficient equipment and production lines. The primary processes involved in manufacturing the Company's products consist of precision metal turning and milling, rubber molding, plastic injection molding, component parts assembling and finished goods packaging.

     Denticator converted from a repackaging operation to an injection molding and manufacturing operation in April 1997. Since Denticator principally manufactures disposable prophy angles, the primary processes involved in its manufacturing process include plastic injection molding and finished goods packaging.

     Pastes, Liquids and Gels. Lorvic blends and mixes all of its pastes, liquids and gels at the Earth City facility. The Company owns equipment used to form and dye-cut expanded polyethylene foam and to dye-cut extruded plastic into finished products and equipment used to package its products in a variety of container sizes, including prophy paste in unit-dose containers.

     Total Quality Management. The Company has implemented, where appropriate, manufacturing techniques to increase product quality and minimize operating costs. Products are statistically monitored during the manufacturing process in order to maintain a high level of quality and reduce scrap. Young Dental also undertakes extensive cross-training of its employees, allowing the employees to understand the entire manufacturing process and encouraging them to introduce manufacturing improvements. The Company has, where appropriate, implemented Young Dental's manufacturing techniques into Lorvic's operations and is in the process of implementing these techniques into Denticator's operations. The Company believes these techniques will further increase Denticator's manufacturing efficiencies, thereby improving its gross margin.

     Supply. The Company purchases a wide variety of raw materials, including bar steel, brass, rubber and plastic resins, from numerous suppliers. The majority of the Company's purchases are commodities readily available at competitive prices. The Company has two sources of supply for the rubber formulation used to produce its prophy cups. The rubber formulations were developed independently and are owned by each of the suppliers. The Company also purchases certain of its products from other manufacturers for resale.

COMPETITION

     The Company competes with manufacturers of both branded and private label dental products in each of the markets it serves. According to Strategic Dental Marketing, Inc., an independent market research firm, Young Dental has the largest domestic market share of distributor sales in Prophy Products.

     Dental professionals place major importance on the proven reliability of the Company's products and are generally not price-sensitive. The Company believes that Young Dental and Lorvic compete on the basis of the quality and reliability of their products as well as their reputations. As a result, Young Dental and Lorvic typically charge premium prices for their products. By contrast, Denticator's products are targeted to more price-sensitive dental service providers.

     The markets for the Company's products are highly competitive. The Company believes that the principal competitive factors in all of its markets are product features, reliability, name recognition, established distribution network, customer service and, to a lesser extent, price. The relative speed with which the Company can develop, complete testing, obtain regulatory approval and sell commercial quantities of new products is also an important competitive factor. Some of the Company's competitors have greater financial, research, manufacturing and marketing resources than the Company and include DENTSPLY International, Inc., Oral-B Laboratories, a subsidiary of The Gillette Company, and Allegheny Teledyne Incorporated.

PROPERTIES

     The Company's facilities are as follows:

             DESCRIPTION                 SQUARE FEET           LOCATION                   OWNED/LEASE
             -----------                 -----------           --------                   -----------
Corporate Headquarters and
  Manufacturing......................       54,000      Earth City, Missouri                 Owned
Manufacturing........................       12,000      Brownsville, Texas                   Owned
Manufacturing........................       21,000      Sacramento, California    Lease expires December 31,
                                                                                  2001; the Company has an
                                                                                  option to purchase the
                                                                                  property

EMPLOYEES

     As of June 30, 1997, the Company employed approximately 166 people, none of whom were covered by collective bargaining agreements. The Company believes that its relations with its employees are good.

GOVERNMENT REGULATIONS

     The development, manufacture and marketing of the Company's products are subject to extensive and rigorous regulation by the FDA and by other governmental agencies and relevant foreign agencies. Certain of the Company's current products are sold in the United States under 510(k) clearances and exemptions from FDA approval requirements. The FDA also regulates the uses for which products may be promoted and the claims that may be made in promotional materials.

     The Company's facilities, manufacturing operations and customers and suppliers are subject to FDA Quality System Requirements and Good Manufacturing Practices and extensive recordkeeping and reporting requirements for sales in the United States. The Company's manufacturing facilities, and the facilities it contracts with in Mexico to assemble disposable prophy angles, are subject to periodic inspections by United States federal agencies.

LEGAL PROCEEDINGS

     On May 30, 1997, two former employees of Young Dental and a corporation formed by them (the "Adverse Parties") filed a Petition against Young Dental in the Circuit Court for the City of St. Louis, Missouri (the "Current Action"). The Current Action results from an action brought in 1993 by Young Dental against the Adverse Parties in the Federal District Court for the Eastern District of Missouri (the "Prior Action"), alleging, among other things, patent infringement and misappropriation of trade secrets. The Prior Action was resolved in favor of the Adverse Parties. In the Current Action, consisting of three counts alleging malicious prosecution and three counts alleging abuse of process related to the Prior Action, the Adverse Parties seek actual damages in unspecified amounts in excess of $25,000 and, in a separate count, seek punitive damages. While the Current Action is in its very early stages, the Company believes it has adequate defenses to each of plaintiffs' claims and intends to defend the Current Action vigorously.

     The IRS examined Lorvic's federal income tax returns for the years ended March 31, 1992 through 1995 and proposed deficiencies in federal income taxes for those years in an aggregate amount of $766,000 due to classification of certain intangible assets. Lorvic has filed two petitions with the United States Tax Court contesting these proposed deficiencies. The first of these petitions, which relates to the years ended March 31, 1992 and 1993, is scheduled for trial in October 1997. In accordance with the stock purchase agreement pursuant to which the Company acquired Lorvic in May 1995, the previous stockholders of Lorvic are responsible for the settlement of this matter to the extent of $700,000 held in an escrow fund, together with earnings thereon, plus an additional $200,000 to cover any interest and penalties related to such matters. While there can be no such assurance, the Company believes the escrowed amounts will be sufficient to satisfy these deficiencies in full for all affected years if required. See "Certain Transactions."

     The Company is not involved in any other legal proceedings but, from time to time, does become involved in legal proceedings in the ordinary course of its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

     The following table sets forth certain information regarding the Company's executive officers, Directors and certain key personnel.

NAME                                   AGE                           POSITION
----                                   ---                           --------
George E. Richmond...................  63    Chairman of the Board, President, Chief Executive
                                             Officer and Director
Michael W. Eggleston.................  42    Vice President, Treasurer, Chief Financial Officer and
                                             Director
Richard G. Richmond..................  43    Secretary and Director; President of Young Dental
Alfred E. Brennan....................  44    Director
Richard P. Conerly(1)................  73    Director
Craig E. LaBarge(1)..................  46    Director
Jose L. Mendoza......................  51    President and Chief Executive Officer of Denticator
Richard C. Nemanick, Sr. ............  55    Senior Vice President of Corporate Affairs of Young
                                             Dental; President and Chief Executive Officer of Lorvic

---------------
(1) Upon completion of the Offering, the Board of Directors intends to form audit and compensation committees comprised of Messrs. Conerly and LaBarge.

     George Richmond purchased Young Dental in 1961, at which time he became a Director and its President and Chief Executive Officer. Mr. Richmond served as President of Young Dental from 1961 until 1997. He has been President and Chief Executive Officer of the Company since its organization in 1995 and Chairman of the Board since 1997. Mr. Richmond is a former Chairman of the American Dental Trade Association ("ADTA"), Manufacturers Section, and a former Chairman of the ADTA World Trade Committee. Mr. Richmond is a Director of UMB Bank of St. Louis, National Association. Mr. Richmond holds a B.S.B.A. degree in accounting from Washington University.

     Michael Eggleston joined Young Dental in 1978 and has been the Company's Vice President, Treasurer, Chief Financial Officer and a Director since its organization in 1995. Previously, Mr. Eggleston served as Assistant Controller from 1978 until 1980 and became the Controller, Secretary, Chief Financial Officer and a Director of Young Dental in 1980. Mr. Eggleston holds a B.S.B.A. degree in finance from the University of Missouri, St. Louis.

     Richard Richmond joined Young Dental in 1989 and has served as President of Young Dental since 1997, Secretary and a Director of the Company since 1995 and a Director of Young Dental since 1989. He previously served as Assistant to the President and in 1990 was elected Vice President of Manufacturing of Young Dental. Mr. Richmond is George Richmond's son.

     Alfred Brennan became a Director in 1997. Since 1995, Mr. Brennan has been a Senior Associate of Dewar Sloan, a market research and strategy development consulting firm. From 1991 to 1994, Mr. Brennan served as President of the Dental Instrument Division of DENTSPLY International, Inc. He has also served as Vice President of Marketing with Gendex Corporation, a manufacturer of dental x-ray equipment, and has served as an executive officer of various other corporations including Midwest Dental Products Corporation. He is a director of Unico Systems Inc., a manufacturer of heating and air conditioning systems.

     Richard Conerly became a Director in 1997. Mr. Conerly, presently retired, was formerly Chairman and Chief Executive Officer of Orion Capital Inc., a private investment company, from 1987 to 1994, President of Pott Industries Inc., a marine services company, from 1969 to 1987, and Vice Chairman of Coal-Marine, Houston Natural Gas Corporation, parent company of Pott Industries Inc., from 1979 to 1985. Mr. Conerly is a Director of LaBarge.

     Craig LaBarge became a Director in 1997. Mr. LaBarge has served as Chief Executive Officer of LaBarge Inc. ("LaBarge"), a manufacturer of sophisticated electronic systems and devices and interconnect systems, since 1991 and President since 1986. He has served LaBarge in various executive capacities since 1975. Mr. LaBarge is also a Director of LaBarge.

     Jose Mendoza joined the Company in July 1996 and has been President and Chief Executive Officer of Denticator since its acquisition by the Company in July 1996. Previously he served in the same positions with Denticator's predecessor corporation from 1991 until the date of its acquisition by the Company. Prior thereto, Mr. Mendoza served in various executive positions with the Denticator Division of Bio Dental Technologies Corporation from 1987 to 1991. Mr. Mendoza holds a law degree from the Universidad National Autonoma de Mexico, and is a former Professor of International Law and Dean of the Law School at Iberoamere Americana University.

     Richard Nemanick joined the Company in May 1995 upon Young Dental's acquisition of Lorvic and has served as Senior Vice President of Corporate Affairs of Young Dental since May 1995. He had been employed by Lorvic since 1969 and has been President and Chief Executive Officer of Lorvic since 1986; he was part of the investor group that acquired Lorvic in a leveraged buyout in 1989. Mr. Nemanick holds an A.B. degree from the University of Missouri, Columbia, a J.D. degree from St. Louis University and an L.L.M. degree from Washington University.

     The Directors are elected annually and hold office until their successors are duly elected and qualified. Officers serve at the discretion of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, the Company's Board of Directors did not have a compensation committee. During such period, Mr. George Richmond, the President and Chief Executive Officer of the Company, and Messrs. Richard Richmond and Michael Eggleston, executive officers of the Company, participated as members of the Board in deliberations concerning the compensation of executive officers.

DIRECTOR COMPENSATION

     To date, members of the Company's Board of Directors have received no fees for service on the Board. Following this Offering, the Company anticipates paying each non-employee Director fees in a not yet determined amount, and may grant options to purchase Common Stock to such Directors.

EXECUTIVE COMPENSATION

     The following table summarizes compensation earned or awarded to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers who earned more than $100,000 during 1996.

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL
                                                                  COMPENSATION
                                                              --------------------
NAME AND PRINCIPAL POSITION                                    SALARY      BONUS
---------------------------                                   --------    --------
George E. Richmond, President and Chief Executive Officer...  $213,812    $ 23,191
Michael W. Eggleston, Vice President, Treasurer and Chief
  Financial Officer.........................................    92,818      10,641
Richard G. Richmond, Secretary; President of Young Dental...    92,818      10,741

EMPLOYMENT AGREEMENTS

     In connection with the acquisition of Lorvic in May 1995, Young Dental executed an employment agreement with Richard Nemanick, Lorvic's President. The employment agreement has a term of three years expiring in May 1998, provides for a base annual salary of $85,000, an annual payment of $55,000 attributable to the non-competition provisions of the employment agreement, participation in Young Dental's bonus plan and participation in any stock option plan that may be adopted. The employment agreement also provides that Mr. Nemanick will serve as a Board member, Executive Committee member and Senior Vice President of Corporate Affairs of Young Dental and as President of Lorvic during the term of the employment agreement.

Mr. Nemanick has agreed not to compete with the Company for a period of two years after termination of the employment agreement. Young Dental also executed a Consulting Agreement with Mr. Nemanick, to be effective after expiration of the employment agreement, and which will provide for annual payments of $32,000 until his 65th birthday.

     Richard Nemanick, as one of the former stockholders of Lorvic, has indemnified Young Dental to the extent of funds held in escrow against losses resulting from breaches of certain representations and warranties relating to certain tax matters involving the classification of Lorvic intangibles set forth in the stock purchase agreement pursuant to which Young Dental acquired Lorvic. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Legal Proceedings."

     In connection with the acquisition of Denticator in July 1996, Denticator executed an employment agreement with Jose Mendoza, Denticator's President and Chief Executive Officer for the previous five years. The employment agreement has a term of three years expiring in July 1999, provides for an annual base salary of $120,000. The Company paid Mr. Mendoza a signing bonus of $290,000 and a payment of $15,000 attributable to the noncompetition provisions of the employment agreement. Subject to his continued employment, the Company has also agreed to deliver to Mr. Mendoza shares of Common Stock (the "Bonus Stock") having a market value, in the aggregate, of $800,000 on July 22, 1998. Mr. Mendoza has the right to require the Company to repurchase up to 40% of the Bonus Stock by providing ten days advance written notice before the Granting Date. Mr. Mendoza has agreed not to compete with the Company for a period of two years after expiration or termination of the employment agreement.

STOCK OPTION PLAN

     The Company has adopted the 1997 Stock Option Plan (the "Option Plan") to be effective as of the closing of the Offering. A total of 350,000 shares of Common Stock are reserved for issuance under the Option Plan. The compensation committee of the Board of Directors (the "Committee") will administer the Option Plan. Participants in the Option Plan will be those employees of the Company or its subsidiaries as the Committee may select from time to time. No options have been granted under the Option Plan as of the date of this Prospectus.

     Options to be granted may be incentive stock options ("ISOs") meeting the requirements of Section 422 of the Internal Revenue Code or may be options other than ISOs (non-qualified options or "NQSOs"). The exercise price of an ISO or NQSO will be equal to the fair market value (as defined in the Option Plan) per share of the Common Stock on the date of the grant. The aggregate fair market value of the Common Stock on the date of grant for which any participant may be granted ISOs first exercisable in any year may not exceed $100,000. The exercise price is required to be paid in full at the time of exercise in cash or its equivalent or, upon approval of the Committee, in shares of Common Stock. ISOs and NQSOs granted under the Option Plan will be exercisable for a term of not more than ten years as determined by the Committee and, unless otherwise provided in the stock option agreement relating to a particular option, will terminate upon the participant's termination of employment to the extent not then exercisable. Options that have become exercisable on or prior to the date of termination of employment terminate at the earlier of: (i) the expiration date of the option; or (ii) where such termination occurs as a result of death or disability, one year after termination of employment; or (iii) where such termination occurs other than as a result of death or disability, immediately upon termination of employment. Options granted under the Option Plan are not transferable by the grantee other than by will or the laws of descent and distribution. All other terms, including the time or times at which an option becomes exercisable, are determined by the Committee in its discretion.

OTHER BENEFIT PLANS

     The Company has a nonqualified bonus plan under which 5% of base compensation is annually paid to full-time employees in Missouri and Texas who are at least 25 years of age and have at least three years of service with the Company. The Company also has a nonqualified profit sharing plan for its full-time employees in Missouri and Texas under which contributions are based on the overall profitability of the Company, excluding Denticator.

     Certain senior managers of Denticator participate in a nonqualified bonus plan under which a percentage of operating profits are paid to such employees.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus, regarding the ownership of Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, by each of the executive officers and Directors of the Company and by all executive officers and Directors of the Company as a group prior to the Offering, and as adjusted to give effect to the sale by the Company of the Common Stock offered hereby. The address of each person listed below is Young Innovations, Inc., 13705 Shoreline Court, Earth City, Missouri 63045.

                                                                 BENEFICIAL OWNERSHIP(1)(2)
                                                              ---------------------------------
                                                                                PERCENTAGE
                                                                           --------------------
                                                                            BEFORE      AFTER
NAME OF BENEFICIAL OWNERS                                      SHARES      OFFERING    OFFERING
-------------------------                                      ------      --------    --------
George E. Richmond(3).......................................  3,298,065      74.8%       51.4%
Michael W. Eggleston........................................     58,047       1.3         0.9
Richard G. Richmond(4)......................................    792,409      18.0        12.4
Alfred E. Brennan...........................................         --        --          --
Richard P. Conerly..........................................         --        --          --
Craig E. LaBarge............................................         --        --          --
Executive officers and Directors as a group (6
  persons)(3)(4)............................................  4,148,521      94.1        64.7

---------------
(1) Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person has or shares sole voting power and/or investment power. Except as otherwise indicated, all shares are held of record with sole voting and investment power.

(2) Excludes shares that may be purchased in the Offering. See "Underwriting."

(3) Includes 2,391,285 shares held in a revocable trust as to which Mr. Richmond has sole voting and dispositive power and 906,780 shares held in a trust as to which Mr. Richmond is a co-trustee and has sole voting power and shared dispositive power subject to his pledge of the 2,391,285 shares held in the revocable trust as additional collateral for the Company's borrowings, which pledge will be released upon repayment of such borrowings under the Credit Agreement. Excludes 600 shares owned by Mr. Richmond's spouse and 201,996 shares owned by employees of the Company which are subject to agreements with Mr. George Richmond and the Company giving the employees the right and, upon termination of employment the obligation, to sell such shares to Mr. Richmond or the Company. The Agreements will terminate upon consummation of the Offering. See "Certain Transactions."

(4) Includes 87,549 shares owned directly by Mr. Richard Richmond, 176,215 shares held in a trust for his benefit of which Mr. Richmond is a co-trustee and has shared voting and dispositive powers, and 528,645 shares held in three other trusts in which Mr. Richmond is not a beneficiary but is a co-trustee, and has shared voting and dispositive powers. Mr. Richmond disclaims beneficial ownership in the 528,645 shares held in the trusts in which he is not a beneficiary.

                              CERTAIN TRANSACTIONS

     Solutions in 3D, Inc. ("3D"), a manufacturer of plastic resin prototypes, leases space from the Company at its premises in Earth City at a rental of $750 per month. George Richmond and Michael Eggleston own 52.5% and 15.0%, respectively, of the outstanding common stock of 3D. The Company has, from time to time, loaned money to 3D which, as of June 30, 1997, aggregated $48,000 with interest payable monthly at the prime rate of a local bank; the note evidencing the loan has no maturity date and is unsecured. The highest principal balance of the loan at any time was $90,000. 3D's business is primarily with unrelated third parties. In 1994, 1995, 1996 and the six months ending June 30, 1997, respectively, the Company paid an aggregate of $9,000, $14,000, $10,000 and $6,000 to 3D for plastic resin prototyping services provided to the Company.

Following completion of the Offering, 3D will continue to lease space from the Company and the Company may continue to loan 3D money from time to time and purchase services from 3D. The Company has adopted a policy that all transactions between the Company and any affiliated party will be approved by a majority of all members of the Company's Board of Directors and by a majority of the independent and disinterested Directors and will continue to be on terms no less favorable to the Company than terms the Company believes would be available from unaffiliated third parties.

     George Richmond is a 40% minority stockholder and former officer and director of Earth City Technologies ("Technologies"), a company located in Fenton, Missouri. Technologies repairs damaged scalers for the Company returned by its customers and sells scaler parts. Total amounts paid to Technologies for repairs in 1994, 1995, 1996 and the first six months of 1997, respectively, were $27,000, $38,000, $41,000 and $7,000. Prior to February 1997, the date the distribution arrangements were terminated, Technologies distributed Young Dental products in the St. Louis metropolitan area, at the same price and on the same terms as the Company's other distributors. Total amounts billed to Technologies in 1994, 1995, 1996 and the six months ending June 30, 1997, respectively, were $47,000, $15,000, $34,000 and $58,000. Mr. Richmond is currently not an officer, director or employee of Technologies and plays no role in its management. The Company believes that arrangements with Technologies are on terms to the Company as favorable as could be obtained from unaffiliated third parties. Following completion of the Offering, Technologies will continue to provide repair services to the Company.

     The Company, George Richmond and certain employee stockholders of the Company are parties to agreements (the "Stock Plan") pursuant to which Mr. Richmond sold on two separate occasions an aggregate of 242,512 shares of Common Stock at appraised values to employees under an arrangement giving the employees the right and, upon termination of employment, the obligation to sell their Common Stock at an appraised value either to Mr. Richmond or to the Company. The last such sale by Mr. Richmond took place in 1993. In addition, the Company is a party to agreements (the "Buy-Sell Agreement") with five trusts for the benefit of children of George Richmond, including a trust for the benefit of Richard Richmond, pursuant to which the non-selling trusts and the Company have rights of first refusal to purchase Common Stock held by the trusts desiring to sell their Common Stock. Each of the Stock Plans and the Buy-Sell Agreements will terminate upon completion of the Offering.

     Mr. Richmond has pledged 2,391,285 shares of Common Stock as additional collateral for the Company's borrowings, which pledge will be released upon repayment of such borrowings under the Credit Agreement.

     Jose Mendoza, five other Denticator employees and Michael Eggleston organized Hot Plastics Technologies, Inc. ("HPT"), which performed injection molding for Denticator between January and April, 1997. Mr. Mendoza and Mr. Eggleston, respectively, held 70% and 5% of the equity of HPT. In April 1997, Denticator purchased the assets of HPT; the sole consideration paid by Denticator for the acquisition was the assumption of HPT's liabilities, which aggregated $606,000 and included a note payable to Mr. Mendoza of $104,000. The terms of the acquisition were negotiated for Denticator by the Chief Executive Officer of the Company. Denticator paid HPT an aggregate of $213,000 for injection molding services performed prior to the acquisition.

     In February 1994, Young Dental repaid notes issued to the stockholders of Young Dental representing all undistributed income of Young Dental during the period it was an S Corporation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the closing of this Offering, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, par value $.01 per share, of which 6,410,296 shares will be outstanding. As of the date of this Prospectus, the Company had a total of 13 holders of shares of Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors.

TRANSFER AGENT AND REGISTER

     UMB Bank, N.A. is the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 6,410,296 shares of Common Stock outstanding. Of these shares, 2,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restrictions under the Act, except for shares purchased by an "affiliate" of the Company which will be subject to the resale limitations (but not holding period requirements) of Rule 144 thereunder. The remaining 4,410,296 shares of Common Stock were issued and sold by the Company in private transactions in reliance upon various exemptions under the Act. Substantially all of such shares will be eligible for public sale following the Offering subject to compliance with the volume and manner of sale limitations of Rule 144. In general, under Rule 144 a person (or persons whose shares are aggregated) including a person who may be deemed an "affiliate" of the Company, who has beneficially owned his shares for at least one year is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not and has not been deemed an "affiliate" of the Company for at least three months and who has beneficially owned his shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations discussed above. All of the officers, Directors and stockholders of the Company and the Company have agreed not to sell any of their shares of Common Stock to the public for a period of 180 days after the date of the Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated.

     The preceding description does not give effect to the shares of Common Stock which may be offered and sold pursuant to the Option Plan. See "Management -- Stock Option Plan". The Company intends to file a registration statement on Form S-8 under the Act not earlier than 90 days after the date of this Prospectus to register the shares of Common Stock issuable under the Option Plan, which shares, after registration, will be immediately available for sale in the public market, subject to the volume and other limitations of Rule 144 for shares held by affiliates and the terms of the Option Plan.

     Since there has been no public market for the Common Stock prior to the Offering, no predictions can be made as to the effect, if any, that market sales or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters listed below, and the Underwriters, for whom Robert W. Baird & Co. Incorporated and Cleary Gull Reiland & McDevitt Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite their names below.

                        UNDERWRITERS                            NUMBER OF SHARES
                        ------------                            ----------------
Robert W. Baird & Co. Incorporated..........................
Cleary Gull Reiland & McDevitt Inc..........................
                                                                   ---------
     Total..................................................       2,000,000
                                                                   =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The Underwriters are obligated to purchase all the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and may offer the Common Stock to certain dealers at such price, less a concession of not in excess of
$       per share and that the Underwriters and such dealers may reallow a
concession of not in excess of $       per share to certain brokers or other
dealers. The public offering price and concessions and reallowances to dealers may be changed by the Representatives after the commencement of the Offering.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of the Offering, to purchase up to an additional 300,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the Offering.

     The Underwriting Agreement provides that each of the Company and the Underwriters have agreed to indemnify, or to contribute to payments made by, each other with respect to certain civil liabilities, including certain civil liabilities under the Act.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. The factors considered in determining the initial public offering price include the history of and prospects for the industry in which the Company operates, past and present operations, revenues and earnings of the Company and the trend of such earnings, the prospects for such earnings, the Company's capital requirements, percentage of ownership to be held by investors following the Offering, the general condition of the securities markets at the time of the Offering and the demand for similar securities of reasonably comparable companies.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions.

     The Representatives have informed the Company that the Underwriters do not intend to make sales to any accounts over which they exercise discretionary authority.

     The Company and its officers, Directors and stockholders have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of the Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated.

     The foregoing is a brief summary of the material provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement is on file with the Commission as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of Young Innovations, Inc. and subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and the consolidated financial statements of Lorvic Holdings, Inc. and subsidiary for the period from April 1, 1995, through May 4, 1995, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of Denticator International, Inc. for the period from April 1, 1996 through July 22, 1996, included in this Prospectus have been audited by John J. Eckle, independent public accountant, as indicated in his report with respect thereto, and are included herein in reliance upon the authority of said individual as an expert in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1 (of which this Prospectus is a part), including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement and the exhibits and schedules thereto may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such documents may be obtained from the Commission at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each year.

                            YOUNG INNOVATIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
YOUNG INNOVATIONS, INC. -- CONSOLIDATED FINANCIAL STATEMENTS
  --
  Report of Independent Public Accountants..................     F-2
  Consolidated Balance Sheets as of December 31, 1995 and
     1996, June 30, 1997 and June 30, 1997 (pro forma)......     F-3
  Consolidated Statements of Income for the years ended
     December 31, 1994, 1995 and 1996, and the six months
     ended June 30, 1996 and 1997...........................     F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1994, 1995 and 1996, and the
     six months ended June 30, 1997.........................     F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996, and the six months
     ended June 30, 1996 and 1997...........................     F-6
  Notes to Consolidated Financial Statements................     F-7

LORVIC HOLDINGS, INC. -- CONSOLIDATED FINANCIAL STATEMENTS
  --
  Report of Independent Public Accountants..................    F-18
  Consolidated Statement of Income for the period from April
     1, 1995 through May 4, 1995............................    F-19
  Consolidated Statement of Changes in Stockholders' Equity
     for the period from April 1, 1995 through May 4,
     1995...................................................    F-20
  Consolidated Statement of Cash Flows for the period from
     April 1, 1995
     through May 4, 1995....................................    F-21
  Notes to Consolidated Financial Statements................    F-22

DENTICATOR INTERNATIONAL, INC. -- FINANCIAL STATEMENTS --
  Report of Independent Public Accountant...................    F-24
  Statement of Operations and Accumulated Deficit for the
     period April 1, 1996
     through July 22, 1996..................................    F-25
  Statement of Cash Flows for the period April 1, 1996
     through July 22, 1996..................................    F-26
  Notes to Financial Statements.............................    F-27

     After the stock split discussed in Note 20 to the consolidated financial statements is effected, we expect to be in a position to render the following audit report.

ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Young Innovations, Inc.:

     We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. (a Missouri corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
March 31, 1997 (except with respect to
matters discussed in Note 20, as to which the date
is October   , 1997)

                            YOUNG INNOVATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             DECEMBER 31,                  PRO FORMA
                                                          ------------------    JUNE 30,   JUNE 30,
                                                           1995       1996        1997       1997
                                                          -------    -------    --------   ---------
                                                                                    (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.............................  $    51    $    98    $   126     $   126
  Trade accounts receivable, net of allowance for
     doubtful accounts of $32, $54, $64 and $64,
     respectively.......................................    2,274      3,207      2,093       2,093
  Inventories...........................................    1,448      1,733      1,942       1,942
  Other current assets..................................      454        860        993         993
                                                          -------    -------    -------     -------
     Total current assets...............................    4,227      5,898      5,154       5,154
                                                          -------    -------    -------     -------
Property, plant and equipment...........................    5,194      7,082      7,549       7,549
                                                          -------    -------    -------     -------
Marketable securities...................................      419        204        102         102
                                                          -------    -------    -------     -------
Other assets............................................    1,068        680        684         684
                                                          -------    -------    -------     -------
Intangible assets.......................................   11,199     18,617     18,380      18,380
                                                          -------    -------    -------     -------
     Total assets.......................................  $22,107    $32,481    $31,869     $31,869
                                                          =======    =======    =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Revolving line of credit..............................  $ 2,700    $ 5,270    $ 4,929     $ 4,929
  Current maturities of long-term debt..................    3,173      3,617      3,817       3,817
  Accounts payable and accrued liabilities..............    1,465      2,783      2,268       2,268
                                                          -------    -------    -------     -------
     Total current liabilities..........................    7,338     11,670     11,014      11,014
                                                          -------    -------    -------     -------
Long-term debt..........................................    4,900      7,519      5,610       5,610
                                                          -------    -------    -------     -------
Noncurrent liability....................................      450        631        825         825
                                                          -------    -------    -------     -------
Deferred income taxes...................................      420        729        710         710
                                                          -------    -------    -------     -------
Puttable common stock, 242,512, 200,076, 201,996 and
  -0- shares issued and outstanding, respectively.......    1,878      1,621      1,636          --
                                                          -------    -------    -------     -------
Stockholders' equity
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 4,207,698, 4,208,300, 4,208,300 and
     4,410,296 shares issued and outstanding,
     respectively.......................................       42         42         42          44
  Unrealized gain on marketable securities, net of
     tax................................................       23         12         12          12
  Retained earnings.....................................    7,056     10,581     12,329      13,963
  Common stock in treasury, at cost, -0-, 41,834, 39,914
     and 39,914 shares, respectively....................       --       (324)      (309)       (309)
                                                          -------    -------    -------     -------
     Total stockholders' equity.........................    7,121     10,311     12,074      13,710
                                                          -------    -------    -------     -------
     Total liabilities and stockholders' equity.........  $22,107    $32,481    $31,869     $31,869
                                                          =======    =======    =======     =======

        The accompanying notes are an integral part of these statements.

                            YOUNG INNOVATIONS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                        YEARS ENDED                   SIX MONTHS ENDED
                                                       DECEMBER 31,                       JUNE 30,
                                            -----------------------------------    ----------------------
                                              1994         1995         1996         1996         1997
                                            ---------    ---------    ---------    ---------    ---------
                                                                                        (UNAUDITED)
Net sales...............................      $12,036      $17,496      $21,580       $9,042      $12,137
Cost of goods sold......................        5,457        7,379        9,470        3,746        5,019
                                            ---------    ---------    ---------    ---------    ---------
  Gross profit..........................        6,579       10,117       12,110        5,296        7,118
Selling, general and administrative
  expenses..............................        3,063        4,494        5,790        2,284        3,677
                                            ---------    ---------    ---------    ---------    ---------
  Income from operations................        3,516        5,623        6,320        3,012        3,441
                                            ---------    ---------    ---------    ---------    ---------
Other expense (income)
  Interest expense......................          189          741          974          420          602
  Other expense (income), net...........         (124)        (320)         123          270           (3)
                                            ---------    ---------    ---------    ---------    ---------
                                                   65          421        1,097          690          599
                                            ---------    ---------    ---------    ---------    ---------
  Income before provision for income
     taxes..............................        3,451        5,202        5,223        2,322        2,842
Provision for income taxes..............        1,270        2,044        1,955          884        1,079
                                            ---------    ---------    ---------    ---------    ---------
  Net income............................      $ 2,181      $ 3,158      $ 3,268       $1,438      $ 1,763
                                            =========    =========    =========    =========    =========
Earnings per share......................         $.49         $.71         $.74         $.32         $.40
                                            =========    =========    =========    =========    =========
Weighted average shares outstanding.....    4,450,210    4,450,210    4,444,003    4,450,210    4,409,728
                                            =========    =========    =========    =========    =========

        The accompanying notes are an integral part of these statements.

                            YOUNG INNOVATIONS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            UNREALIZED
                                                            GAIN (LOSS)
                                                                ON                      COMMON
                                                  COMMON    MARKETABLE     RETAINED    STOCK IN
                                                  STOCK     SECURITIES     EARNINGS    TREASURY     TOTAL
                                                  ------    -----------    --------    --------    -------
Balance, December 31, 1993....................     $42         $ --        $ 3,165       $  --     $ 3,207
  Net income..................................      --           --          2,181          --       2,181
  Change in unrealized gain (loss) on
     marketable securities, net of tax........      --           24             --          --          24
  Distributions to stockholders ($.01 per
     share)...................................      --           --            (20)         --         (20)
  Increase in value of puttable common
     stock....................................      --           --           (139)         --        (139)
                                                   ---         ----        -------       -----     -------
Balance, December 31, 1994....................      42           24          5,187          --       5,253
  Net income..................................      --           --          3,158          --       3,158
  Change in unrealized gain (loss) on
     marketable securities, net of tax........      --           (1)            --          --          (1)
  Increase in value of puttable common
     stock....................................      --           --         (1,289)         --      (1,289)
                                                   ---         ----        -------       -----     -------
Balance, December 31, 1995....................      42           23          7,056          --       7,121
  Net income..................................      --           --          3,268          --       3,268
  Change in unrealized gain (loss) on
     marketable securities, net of tax........      --          (11)            --          --         (11)
  Common stock redeemed.......................      --           --             --        (329)       (329)
  Common stock in treasury, reissued..........      --           --             --           5           5
  Change in shares and value of puttable
     common stock.............................      --           --            257          --         257
                                                   ---         ----        -------       -----     -------
Balance, December 31, 1996....................      42           12         10,581        (324)     10,311
  Net income..................................      --           --          1,763          --       1,763
  Common stock in treasury, reissued..........      --           --             --          15          15
  Increase in shares of puttable common
     stock....................................      --           --            (15)         --         (15)
                                                   ---         ----        -------       -----     -------
Balance, June 30, 1997 (unaudited)............     $42         $ 12        $12,329       $(309)    $12,074
                                                   ===         ====        =======       =====     =======

        The accompanying notes are an integral part of these statements.

                            YOUNG INNOVATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             YEARS ENDED            SIX MONTHS ENDED
                                                             DECEMBER 31,               JUNE 30,
                                                     ----------------------------   -----------------
                                                      1994       1995      1996      1996      1997
                                                     -------   --------   -------   -------   -------
                                                                                       (UNAUDITED)
Cash flows from operating activities
  Net income.....................................    $ 2,181   $  3,158   $ 3,268   $ 1,438   $ 1,763
                                                     -------   --------   -------   -------   -------
  Adjustments to reconcile net income to cash
     flows from operating activities:
     Depreciation and amortization...............        886      1,083       779       467       620
     Deferred income taxes.......................         99       (242)      279        --       (19)
     Loss (gain) on sale of equipment............         --       (242)     (219)       (3)        7
  Changes in assets and liabilities
     Trade accounts receivable...................       (134)      (159)     (511)      412     1,114
     Inventories.................................       (104)      (227)      196      (563)     (209)
     Other current assets........................        107        252      (327)       62      (133)
     Other assets................................        (26)      (334)      445       (59)       (4)
     Accounts payable and accrued liabilities....        239        221       105       223      (514)
  Other..........................................         82         --       458       302      (275)
                                                     -------   --------   -------   -------   -------
       Total adjustments.........................      1,149        352     1,205       841       587
                                                     -------   --------   -------   -------   -------
       Net cash flows from operating
          activities.............................      3,330      3,510     4,473     2,279     2,350
                                                     -------   --------   -------   -------   -------
Cash flows from investing activities
  Payments for acquisitions, net of cash
     acquired....................................         --    (13,372)   (7,566)       --        --
  Purchases of property, plant and equipment.....       (620)      (992)   (3,152)     (682)     (424)
  Proceeds from sale of property, plant and
     equipment...................................         --        253       802        11        25
  Purchases of marketable securities.............     (1,023)        --        --        --        --
  Proceeds from sale of marketable securities....      1,056         --       204        --       102
  Payments on notes receivable...................        306         14        18         8        10
                                                     -------   --------   -------   -------   -------
       Net cash flows from investing
          activities.............................       (281)   (14,097)   (9,694)     (663)     (287)
                                                     -------   --------   -------   -------   -------
Cash flows from financing activities
  Borrowings from long-term debt.................         --      9,000    12,000        --        --
  Payments of long-term debt.....................       (118)    (1,399)   (8,978)   (1,051)   (1,709)
  Change in revolving line of credit.............         --      2,700     2,570      (565)     (341)
  Payments of notes to stockholders..............     (3,633)        --        --        --        --
  Distributions to stockholders..................        (20)        --        --        --        --
  Redeemed common stock..........................         --         --      (329)       --        --
  Reissuance of common stock in treasury.........         --         --         5        --        15
                                                     -------   --------   -------   -------   -------
       Net cash flows from financing
          activities.............................     (3,771)    10,301     5,268    (1,616)   (2,035)
                                                     -------   --------   -------   -------   -------
Net (decrease) increase in cash and cash
  equivalents....................................       (722)      (286)       47        --        28
Cash and cash equivalents, beginning of period...      1,059        337        51        51        98
                                                     -------   --------   -------   -------   -------
Cash and cash equivalents, end of period.........    $   337   $     51   $    98   $    51   $   126
                                                     =======   ========   =======   =======   =======

        The accompanying notes are an integral part of these statements.

                            YOUNG INNOVATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

1. DESCRIPTION OF BUSINESS:

     Young Innovations, Inc. and its subsidiaries (the Company) designs, manufactures and markets single-use supplies, autoclavable instruments and other products used by dental professionals, primarily in preventive dentistry and infection control. The Company manufactures and markets metal and disposable prophy angles, cups and brushes that are integral components used in the cleaning and polishing of teeth by dental professionals. The Company's manufacturing facilities are located in Missouri, California and Texas. The Company markets its products to dental professionals worldwide through a network of medical and dental product distributors. Export sales were less than 10% of total net sales for 1994, 1995 and 1996.

     The accompanying consolidated balance sheet as of June 30, 1997, and related consolidated statements of income and cash flows for the six months ended June 30, 1996 and 1997, and consolidated statement of stockholders' equity for the six months ended June 30, 1997, and related disclosures, are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting only of normal, recurring adjustments) for the fair presentation of financial position, results of operations and cash flows. The results of operations for the six months ended June 30, 1997, are not necessarily indicative of the results which may be expected for the year ending December 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Young Innovations, Inc., formed in July 1995, and its direct and indirect wholly owned subsidiaries, Young Dental Manufacturing Company (Young Dental), Lorvic Holdings, Inc., The Lorvic Corporation, Young Dental International, Inc. and Denticator International, Inc. (Denticator). Lorvic Holdings, Inc. and The Lorvic Corporation (Lorvic) are included since their acquisition on May 5, 1995. Young Dental International, Inc., a Foreign Sales Corporation, is included since its inception on February 1, 1996, and Denticator is included since its acquisition on July 22, 1996. All significant intercompany accounts and transactions are eliminated in consolidation. The Company operates in one business segment.

     The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

INVENTORIES

     Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or market. Cost is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts and

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

any gain or loss is reflected in other income or expense. The Company provides depreciation using the straight-line method over the estimated useful lives of the assets ranging from five to thirty-nine years. Effective October 1, 1995, the Company changed the estimated useful lives of certain equipment that had the effect of reducing depreciation expense by approximately $132 for 1995.

MARKETABLE SECURITIES

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, the Company's marketable debt securities consisting of municipal bonds, are classified as "available for sale" and accordingly, are reflected at fair value with the corresponding impact included as a component of stockholders' equity designated "unrealized gain on marketable securities, net of tax." As of December 31, 1995 and 1996, there were no unrealized losses on any individual security. As of December 31, 1996, the marketable securities have contractual maturities varying from 2009 to 2019.

OTHER ASSETS

     Other assets include costs related to patents issued to the Company and pending patent applications. Capitalized patent costs are amortized on a straight-line basis over the estimated useful lives of the patents, generally 17 years.

INTANGIBLE ASSETS

     Intangible assets are stated at cost less accumulated amortization. Amortization is determined using the straight-line method over 40 years.

LONG-LIVED ASSETS

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed when incurred and totaled $159 for 1994, $352 for 1995 and $597 for 1996.

REVENUE RECOGNITION

     Revenue from the sale of products is recorded at the time of passage of title, generally when the products are shipped.

OTHER EXPENSE (INCOME)

     Other expense (income) includes gain and loss on disposition of fixed assets, sale of scrap, and other miscellaneous income and expense items, all of which are not directly related to the Company's primary business. In 1995 and 1996, net gains on the sale of equipment and other fixed assets totaled $242 and $219, respectively. Other 1996 expenses include approximately $322 of deferred offering costs expensed as a result of the Company withdrawing its registration statement in 1996 with respect to its efforts to go public in 1995.

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INCOME TAXES

     The Company has accounted for income taxes under SFAS No. 109, an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

SUPPLEMENTAL CASH FLOW INFORMATION

     Cash flows from operating activities include $1,036, $1,851 and $1,898 for the payment of federal and state income taxes and $189, $741 and $931 for the payment of interest during 1994, 1995 and 1996, respectively. Interest paid to stockholders was $147 during 1994.

3. ACQUISITIONS:

     On July 22, 1996, the Company acquired the assets and liabilities of Denticator from Bio Dental Technologies Corp. (Bio Dental) and an individual. The purchase price was financed principally through bank debt. The acquisition of Denticator was accounted for as a purchase transaction. The purchase price was allocated based upon estimates of fair value. Differences between the amounts included herein, if any, and final allocations of purchase price are not expected to have a material effect on the Company's financial statements.

     The excess of purchase price over the fair value of net assets acquired was $7,575 and is being amortized over 40 years. The purchase price allocation is as follows:

Trade accounts receivable...................................    $  422
Inventories.................................................       481
Other current assets........................................        97
Property, plant and equipment...............................       210
Other assets................................................        57
Intangible assets (goodwill)................................     7,575
Current liabilities.........................................    (1,249)
Noncurrent liability........................................       (27)
                                                                ------
     Payments, net of cash acquired.........................    $7,566
                                                                ======

     The results of operations for Denticator are included in the consolidated financial statements since July 22, 1996.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Denticator as if the acquisition had occurred at the beginning of 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information does not purport to be indicative of the results of operations had these transactions been completed as of the assumed date or which may be obtained in the future.

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                                1996
                                                            ------------
                                                            (UNAUDITED)
Net sales...............................................      $24,568
Net income..............................................        3,261
Earnings per share......................................          .73

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     On May 5, 1995, the Company acquired the common stock of Lorvic. The purchase price was financed through bank debt.

     In accordance with the Lorvic stock purchase agreement, the Company paid part of the purchase price to various escrow funds totaling $2,350. The representations and warranties made by the former stockholders of Lorvic for which the general contingencies escrow fund has been established will survive until May 5, 1997. The income tax contingencies amount of $900 will survive until the dispute described in Note 18 is resolved and the remaining $500 will survive until the applicable limitation periods have elapsed. The escrow funds are maintained for the following matters:

                                                           AS OF
                                                ----------------------------
                                                DECEMBER 31,    DECEMBER 31,
                                                    1995            1996
                                                ------------    ------------
Income tax contingencies....................       $1,200          $1,400
General contingencies.......................        1,000             525
                                                   ------          ------
     Total amounts in escrow................       $2,200          $1,925
                                                   ======          ======

     The acquisition of Lorvic was accounted for as a purchase transaction. The purchase price was allocated based upon estimates of fair value. The excess of purchase price over the fair value of net assets acquired was $11,581 and is being amortized over 40 years. The final purchase price allocation is as follows:

Trade accounts receivable..................................    $   679
Inventories................................................        457
Other current assets.......................................        219
Property, plant and equipment..............................        911
Other assets...............................................        450
Intangible assets (goodwill)...............................     11,581
Current liabilities........................................       (239)
Noncurrent liability.......................................       (450)
Deferred income taxes......................................       (236)
                                                               -------
     Payments, net of cash acquired........................    $13,372
                                                               =======

     The results of operations for Lorvic are included in the consolidated financial statements since May 5, 1995.

4. CONCENTRATIONS OF CUSTOMERS AND SUPPLIERS:

     The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among three distributors accounting for 41% and 45% of accounts receivable as of December 31, 1995 and 1996, respectively.

     The Company has two suppliers for the rubber used to produce its prophy cups. The Company relies on proprietary rubber formulations that were independently developed and are owned by these suppliers. If the Company is no longer able to obtain its rubber or the formula from either supplier, it would be forced to obtain a rubber formulation from another source. There can be no assurance that another supplier would be able to develop an acceptable formulation or be able to provide the Company with sufficient amounts of rubber. If the Company is unable to obtain a satisfactory rubber formulation, the quality of its prophy cups could be negatively impacted and the Company could suffer a loss of reputation and a decline in sales.

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. INVENTORIES:

     Inventories consist of the following:

                                                        DECEMBER 31,
                                                      ----------------     JUNE 30,
                                                       1995      1996        1997
                                                      ------    ------    -----------
                                                                          (UNAUDITED)
Finished products.................................    $  249    $  515      $  666
Work in process...................................       895       711         814
Raw materials and supplies........................       344       550         505
                                                      ------    ------      ------
                                                       1,488     1,776       1,985
Reserve for obsolete and excess inventories.......       (40)      (43)        (43)
                                                      ------    ------      ------
     Total inventories............................    $1,448    $1,733      $1,942
                                                      ======    ======      ======

6. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                                       DECEMBER 31,
                                                     -----------------     JUNE 30,
                                                      1995      1996         1997
                                                     ------    -------    -----------
                                                                          (UNAUDITED)
Land.............................................    $  441    $   348      $   348
Buildings and improvements.......................     2,249      3,365        3,476
Machinery and equipment..........................     7,002      8,266        8,989
Construction in progress.........................        54         --           --
                                                     ------    -------      -------
                                                      9,746     11,979       12,813
Less -- Accumulated depreciation.................    (4,552)    (4,897)      (5,264)
                                                     ------    -------      -------
     Total property, plant and equipment, net....    $5,194    $ 7,082      $ 7,549
                                                     ======    =======      =======

7. OTHER ASSETS:

     Other assets consist of the following:

                                                         DECEMBER 31,
                                                        --------------     JUNE 30,
                                                         1995     1996       1997
                                                        ------    ----    -----------
                                                                          (UNAUDITED)
Deferred initial public offering costs..............    $  302    $ --       $ --
Escrow receivable...................................       450     450        450
Other...............................................       316     230        234
                                                        ------    ----       ----
     Total other assets.............................    $1,068    $680       $684
                                                        ======    ====       ====

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. INTANGIBLE ASSETS:

     Intangible assets consist of the following:

                                                       DECEMBER 31,
                                                    ------------------     JUNE 30,
                                                     1995       1996         1997
                                                    -------    -------    -----------
                                                                          (UNAUDITED)
Goodwill........................................    $11,386    $19,172      $19,172
Less -- Accumulated amortization................       (187)      (555)        (792)
                                                    -------    -------      -------
     Total intangible assets....................    $11,199    $18,617      $18,380
                                                    =======    =======      =======

     Amortization of goodwill totaled $187 for 1995 and $368 for 1996.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

     Accounts payable and accrued liabilities consist of the following:

                                                        DECEMBER 31,
                                                      ----------------     JUNE 30,
                                                       1995      1996        1997
                                                      ------    ------    -----------
                                                                          (UNAUDITED)
Payable to Bio Dental.............................    $   --    $  660      $  392
Accounts payable..................................       347       599         682
Accrued salaries and bonuses......................       497       722         513
Accrued expenses and other........................       347       602         534
Bank overdraft....................................       274       200         147
                                                      ------    ------      ------
     Total accounts payable and accrued
       liabilities................................    $1,465    $2,783      $2,268
                                                      ======    ======      ======

10. LONG-TERM DEBT AND REVOLVING LINE OF CREDIT:

     Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1995       1996
                                                                -------    -------
     Term Loan, due December 1999, payable in two quarterly
      installments of $450 in 1996, $850 for the first two
      quarters and $950 for the second two quarters in 1997
      and $950 per quarter thereafter until maturity,
      interest at either the prime rate plus .25% in effect
      on any day or at a LIBOR rate plus 2.5% for a set
      period (8.1% at December 31, 1996), collateralized by
      all assets of the Company, stock of its subsidiaries
      and a pledge of stock by its majority stockholder.....    $    --    $11,100
     Term Loan, due May 1998, payable in quarterly
      installments, interest at the prime rate plus .5%
      (9.5% at December 31, 1995), collateralized by
      property and equipment, including the stock of
      Lorvic................................................      7,700         --
     Note to bank, due July 1996, payable in monthly
      installments of $11 including interest at the lower of
      prime or a preestablished ceiling rate determined for
      the following year on May 1 (9.0% at December 31,
      1995), secured by a first deed of trust on real
      estate................................................        373         --
                                                                -------    -------
                                                                  8,073     11,100
     Lease obligations......................................         --         36
     Less -- Current maturities of long-term debt...........     (3,173)    (3,617)
                                                                -------    -------
            Total long-term debt............................    $ 4,900    $ 7,519
                                                                =======    =======

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     On July 22, 1996, under the terms of a Revolving Credit and Term Loan Agreement (Loan Agreement) with a bank, the Company borrowed $16.5 million to acquire Denticator and to pay off other existing debt. The Loan Agreement consisted of a term loan of $12.0 million and a revolving line of credit with a maximum borrowing capacity of $6.5 million. On April 1, 1997, the Loan Agreement was amended to increase the revolving line of credit capacity to $7.0 million.

     Borrowings bear interest at prime minus .5%, payable monthly and are collateralized by all assets of the Company, stock of its subsidiaries and a pledge of stock by its majority stockholder. As of December 31, 1996, the unused portion of the line of credit amounted to $1.2 million. Although the line of credit is due and payable on December 1, 1999, the Company may retire some or all of the outstanding borrowings during 1997 and therefore, the Company's line of credit borrowings are classified as a current liability.

     The Company is limited under the terms of the Loan Agreement in its ability to make loans and investments, incur additional debt, pay dividends and sell significant assets, among other things, without the consent of the bank.

     As of December 31, 1996, maturities of long-term debt including future minimum lease payments are as follows:

YEAR ENDING
DECEMBER 31,
------------
    1997        ............................................................  $ 3,617
    1998        ............................................................    3,819
    1999        ............................................................    3,700
                                                                              -------
                                                                              $11,136
                                                                              =======

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of the Company's borrowings under its Loan Agreement and other long-term debt approximate fair values since the interest rates are based on current market rates.

12. INCOME TAXES:

     The components of the provision for income taxes are as follows:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                        ------------------------
                                                         1994     1995     1996
                                                        ------   ------   ------
Current...............................................  $1,171   $2,286   $1,676
Deferred..............................................      99     (242)     279
                                                        ------   ------   ------
     Total provision for income taxes.................  $1,270   $2,044   $1,955
                                                        ======   ======   ======

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The income tax provisions are different from the amount computed by applying the U.S. federal income tax rates to income before provision for income taxes. The reasons for these differences are as follows:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                     ------------------------------
                                                      1994        1995        1996
                                                     ------      ------      ------
Income before provision for income taxes...........  $3,451      $5,202      $5,223
U.S. federal income tax rate.......................      34%         34%         34%
                                                     ------      ------      ------
     Computed income taxes.........................   1,173       1,769       1,776
Goodwill amortization..............................      --          58          97
Other..............................................      27          78         (19)
                                                     ------      ------      ------
     Provision for federal income taxes............   1,200       1,905       1,854
State income taxes, net of federal tax benefit.....      70         139         101
                                                     ------      ------      ------
     Provision for income taxes....................  $1,270      $2,044      $1,955
                                                     ======      ======      ======
Effective tax rate.................................      37%         39%         37%
                                                     ======      ======      ======

     Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

                                                                 DECEMBER 31,
                                                                --------------
                                                                1995     1996
                                                                -----    -----
Deferred income tax assets
  Trade accounts receivable.................................    $  12    $  20
  Inventories...............................................       43       33
  Intangibles...............................................        9       --
  Accrued liabilities.......................................      141      186
                                                                -----    -----
       Total deferred income tax assets.....................      205      239
                                                                -----    -----
Deferred income tax liabilities
  Property, plant and equipment.............................     (406)    (669)
  Marketable securities.....................................      (14)     (10)
  Intangibles...............................................       --      (50)
                                                                -----    -----
       Total deferred income tax liabilities................     (420)    (729)
                                                                -----    -----
Net deferred income tax liability...........................    $(215)   $(490)
                                                                =====    =====

     Total current deferred income tax assets of $205 and $239 are included in other current assets as of December 31, 1995 and 1996, respectively.

13. PUTTABLE COMMON STOCK:

     In accordance with the provisions of certain stockholder agreements, employees who have purchased common stock from a stockholder at an appraised value are obligated to sell their shares upon cessation of employment or may sell during employment to either the majority stockholder of the Company or the Company. The price at which the stock is repurchased is based on the appraised value of the Company as of the latest fiscal year-end. During 1996, the Company purchased 42,434 shares for $329 and resold 600 shares for $5.

     The Company and the holders of the puttable common stock have agreed to terminate the stockholder agreements contemporaneous with and subject to the completion of the common stock offering. Therefore, all outstanding shares of the puttable common stock will be reflected in stockholders' equity upon completion of

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Offering (see Note 20). A pro forma balance sheet as of June 30, 1997, is presented assuming the termination of the stockholder agreements.

14. MAJOR CUSTOMERS:

     The percentage of the Company's net sales to its major distributors are as follows:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                           --------------------------
                                                           1994       1995       1996
                                                           ----       ----       ----
Henry Schein, Inc......................................    17.3%      17.8%      19.1%
Patterson Dental Company...............................    15.0       15.1       17.9
Sullivan Dental Products, Inc..........................    10.5        8.4        7.7

15. SUPPLEMENTARY EARNINGS PER SHARE:

     As discussed in Note 20, the Company plans to retire substantially all of its outstanding indebtedness using the net proceeds from the sale of common stock. Assuming the Company's revolving line of credit and long-term borrowings were retired as of January 1, 1996, supplementary earnings per share would be $.68 and $.36 (unaudited) for the year ended December 31, 1996, and six months ended June 30, 1997, respectively, reflecting the elimination of interest expense, net of income taxes, of $614 for 1996 and $373 for the six months ended June 30, 1997. Supplementary earnings per share assumes 4,444,003 and 4,409,728 weighted average shares outstanding for 1996 and the six months ended June 30, 1997, respectively, plus 1,275,000 and 1,480,000 shares, representing those shares of common stock sold at an initial public offering price of $11.00 per share, the application of the net proceeds therefrom sufficient to retire $12.6 and $14.7 million of average outstanding borrowings for 1996 and the six months ended June 30, 1997, respectively.

16. EMPLOYEE BENEFITS:

     The Company has a nonqualified bonus plan under which 5% of base compensation is paid annually to full-time employees in Missouri and Texas who are at least 25 years of age and have at least three years of service with the Company. Compensation expense related to this plan totaled $65, $80 and $106 in 1994, 1995 and 1996, respectively. The Company also has a nonqualified profit sharing plan for its employees in Missouri and Texas. Compensation expense related to this plan was $174, $192 and $190 in 1994, 1995 and 1996, respectively, and is based on the overall profitability of the Company (excluding Denticator). Denticator has a nonqualified profit sharing plan for certain employees in California. Compensation expense related to this plan was $59 in 1996.

17. RELATED-PARTY TRANSACTIONS:

     The Company leases a portion of its office space to, pays for services from and loans funds to, a corporation in which two stockholders have an equity interest. Rental and other income from such corporation totaled $18 in 1994, $17 in 1995 and $15 in 1996. As of December 31, 1995 and 1996, the Company had an unsecured note receivable of $76 and $58, respectively, from such corporation. The Company paid an aggregate of $9, $14 and $10 for services provided to such corporation in 1994, 1995 and 1996, respectively.

     The Company sells products to, and pays for services from, a corporation in which a stockholder has an equity interest. Net sales to such corporation totaled $47 in 1994, $15 in 1995 and $34 in 1996. Amounts paid for services totaled $27 in 1994, $38 in 1995 and $41 in 1996.

     The Company pays for services from and has outstanding trade receivables due from a corporation in which a stockholder has personally guaranteed a loan. Net purchases totaled $18 in 1996 and trade receivables due totaled $84 at December 31, 1996.

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company is a party to agreements with five trusts for the benefit of children of the majority stockholder, pursuant to which the nonselling trusts and the Company have rights of first refusal to purchase common stock held by the trusts desiring to sell their common stock. These agreements will terminate upon completion of the initial public offering of common stock (see Note 20).

     In connection with the acquisition of Denticator, an employment agreement (the Agreement) with Denticator's President and Chief Executive Officer was executed. The Agreement provides for a base annual salary of $120 and delivery of shares of common stock. If the individual is employed by the Company on July 22, 1998, the Company will deliver common stock in the number of shares equal to $800 divided by the last reported sale price. The employment agreement also provides the right to require the Company to repurchase up to 40% of the stock by providing 10 days advance written notice before receipt. The employee has agreed not to compete with the Company for a period of two years after expiration or termination of the employment agreement. The Company is accruing $800 evenly over the two year period and recorded $176 of compensation expense for the year ended December 31, 1996.

     In April 1997, Denticator purchased the assets of Hot Plastics Technologies, Inc. (HPT), a company that had provided injection molding services for Denticator. The President and Chief Executive Officer of Denticator and the Chief Financial Officer of the Company owned 70% and 5%, respectively, of the stock of HPT. The sole consideration paid by Denticator for the acquisition was the assumption of HPT's liabilities, which aggregated $606 and included a note payable to the President and Chief Executive Officer of Denticator of $104. The terms of the acquisition were negotiated for Denticator by the Chief Executive Officer of the Company. The Company paid HPT an aggregate of $213 (unaudited) for injection molding services between January 1, 1997, and the date of HPT's acquisition by Denticator.

18. CONTINGENCIES:

     The Internal Revenue Service (IRS) conducted a routine examination of the Company's federal income tax returns, excluding Lorvic, for the tax years ended December 31, 1993 and 1994. In February 1996, Young Dental received a notice of proposed adjustments from the IRS proposing to increase federal income tax by $250. The Company disagreed with the proposed adjustments and contested them. Two issues have been resolved for $25. The remaining issue has a proposed adjustment of $80 and is being contested. In the opinion of management, after considering existing liabilities, the ultimate outcome of this examination will not have a material adverse effect on the financial position or results of operations of the Company.

     The IRS examined Lorvic's federal income tax returns for the years ended March 31, 1992 through 1995 and proposed deficiencies in federal income taxes for those years in an aggregate amount of $766 due to the classification of certain intangible assets. Lorvic has filed two petitions with the United States Tax Court contesting these proposed deficiencies. The first of these petitions, which relate to the years ended March 31, 1992 and 1993, is scheduled for trial in October, 1997. In accordance with the Agreement, the previous stockholders of Lorvic are responsible for the settlement of this matter to the extent of $700 held in the tax contingencies escrow fund plus earnings thereon together with $200 from the general contingencies fund to cover any interest and penalties related to such matters. These funds are expected to be sufficient to satisfy any resulting payments to the IRS.

     In May 1997, two former employees of Young Dental and a corporation formed by them filed a Petition against Young Dental in the Circuit Court for the City of St. Louis, Missouri (the Current Action). The Current Action results from an action brought in 1993 by Young Dental against the same former employees and corporation in the Federal District Court for the Eastern District of Missouri (the Prior Action), alleging, among other things, patent infringement and misappropriation of trade secrets. The Prior Action was resolved in favor of the former employees and their corporation. In each of three counts alleging malicious prosecution and three counts alleging abuse of process, plaintiffs in the Current Action seek damages against Young Dental in unspecified amounts in excess of $25. Plaintiffs also seek punitive damages. While the Current

                            YOUNG INNOVATIONS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Action is in its very early stages and discovery has yet to be commenced, based upon the advice of legal counsel, the Company believes it has defenses to each of plaintiffs' claims.

     In the opinion of management, the ultimate outcome of these claims and lawsuit will not have a material adverse effect on the financial position or results of operations of the Company.

19. ACCOUNTING STANDARDS NOT IMPLEMENTED:

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), which establishes standards for computing and presenting earnings per share. SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statements for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic and diluted earnings per share computations. The Company is required to adopt the provisions of SFAS 128 during the quarter ending December 31, 1997, and all prior period earnings per share data presented must be restated. The adoption of SFAS 128 is not expected to have a significant impact on the Company's previously reported or prospective earnings per share amounts.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which establishes standards for reporting and displaying comprehensive income and its components. The Company is required to adopt the provisions of SFAS 130 no later than the quarter ending March 31, 1998. The adoption of SFAS 130 is not expected to have a material effect on the Company's financial position or results of operations.

20. SUBSEQUENT EVENTS:

     In September 1997, the Company prepared and filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission with respect to a proposed initial public offering of up to 2,300,000 shares of common stock, including an overallotment option of 300,000 shares (the Offering). A portion of the net proceeds will be used to retire the revolving line of credit and
long-term borrowings (see Note 15). On October   , 1997, in connection with the
Offering, the Company effected a 1.2 for one stock split of each outstanding share of common stock in the form of a stock dividend. All share and per share information have been retroactively restated to reflect this stock split.

     In contemplation of and subject to the completion of the Offering, the Company established a stock option plan whereby the compensation committee of the Board of Directors will grant key employees incentive or nonqualified options at fair market value. The maximum number of shares which can be issued under the stock option plan is 350,000 shares. No options have been granted under the plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Lorvic Holdings, Inc.:

     We have audited the accompanying consolidated statements of income, changes in stockholders' equity, and cash flows of Lorvic Holdings, Inc. and subsidiary for the period from April 1, 1995, through May 4, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from April 1, 1995, through May 4, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
August 15, 1997

                             LORVIC HOLDINGS, INC.

                        CONSOLIDATED STATEMENT OF INCOME
             FOR THE PERIOD FROM APRIL 1, 1995, THROUGH MAY 4, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales...................................................    $ 524
Cost of sales...............................................      152
                                                                -----
     Gross profit...........................................      372
Selling, general and administrative expenses................      286
                                                                -----
     Income from operations.................................       86
                                                                -----
Other income (expense)
  Interest expense..........................................       (6)
  Other income, net.........................................       14
                                                                -----
                                                                    8
                                                                -----
     Income before provision for income taxes...............       94
Provision for income taxes..................................       41
                                                                -----
     Net income.............................................    $  53
                                                                =====
Earnings per share..........................................    $2.12
                                                                =====

         The accompanying notes are an integral part of this statement.

                             LORVIC HOLDINGS, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM APRIL 1, 1995, THROUGH MAY 4, 1995
                                 (IN THOUSANDS)

                                                   CLASS A             CLASS B
                                                 COMMON STOCK        COMMON STOCK      ADDITIONAL
                                               ----------------    ----------------     PAID-IN      RETAINED
                                               SHARES    AMOUNT    SHARES    AMOUNT     CAPITAL      EARNINGS
                                               ------    ------    ------    ------    ----------    --------
Balance, March 31, 1995......................    20        $--       5         $--        $756        $3,358
  Net income.................................    --        --       --         --           --            53
                                                 --        --        --        --         ----        ------
Balance, May 4, 1995.........................    20        $--       5         $--        $756        $3,411
                                                 ==        ==        ==        ==         ====        ======

         The accompanying notes are an integral part of this statement.

                             LORVIC HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM APRIL 1, 1995, THROUGH MAY 4, 1995
                                 (IN THOUSANDS)

Cash flows from operating activities
  Net income................................................  $   53
  Adjustments to reconcile net income to net cash provided
     by operating activities-
     Depreciation...........................................      11
     Amortization...........................................      13
     Deferred income taxes..................................     268
     Changes in operating assets and liabilities-
       Accounts receivable..................................      (4)
       Inventories..........................................       5
       Income taxes refundable..............................    (227)
       Prepaid expenses.....................................     (12)
       Accounts payable.....................................      44
       Accrued compensation and other expenses..............     (10)
       Income taxes payable.................................       5
                                                              ------
          Net cash flows from operating activities..........     146
Cash flows from financing activities
  Payments on long-term borrowings..........................    (562)
                                                              ------
          Net decrease in cash and cash equivalents.........    (416)
Cash and cash equivalents, beginning of period..............   2,417
                                                              ------
Cash and cash equivalents, end of period....................  $2,001
                                                              ======

         The accompanying notes are an integral part of this statement.

                             LORVIC HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE PERIOD FROM APRIL 1, 1995, THROUGH MAY 4, 1995
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

     Lorvic Holdings, Inc. is the parent company of Lorvic Corporation which is engaged in the development, design and manufacturing of professional dental products, collectively, the "Company."

CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

INCOME TAXES

     The Company has accounted for income taxes under SFAS No. 109, an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

EARNINGS PER SHARE

     Earnings per share is computed on net income using the weighted average number of common shares outstanding during the period (25,000 shares).

2. COMMON STOCK:

     Class A and Class B common stockholders, voting separately as a class, are entitled to elect three and four directors, respectively, to the Company's Board of Directors. Each Class A director is entitled to one vote, and each Class B director is entitled to four votes.

     Each outstanding share of Class B common stock is convertible into equal shares of Class A common stock in the event there is a public offering of the common stock of the Company or at the option of certain stockholders contingent upon certain ownership conditions being satisfied.

     The Company has a stock forfeiture agreement with certain stockholders whereby the stockholders agreed to forfeit a portion of their shares of Class A and Class B common stock to the Company, without payment, provided certain annual earnings targets, as defined, are fulfilled for each of the five years in the period ended March 31, 1995. The date on which the shares are to be forfeited is the earlier of the sale of the Company or the date upon which the March 31, 1995, financial statements are received by the Company. The earnings targets were met for each of the five years and cumulatively resulted in 1,250 shares (851 shares of Class B common stock and 399 shares of Class A common stock) eligible for forfeiture to the Company.

     Concurrent with the stock forfeiture agreement, the Company entered into a stock option agreement with an officer and stockholder of the Company. Under the terms of this agreement, the officer has the option to purchase the forfeited shares at their par value of $.01 per share. The officer may exercise the option on or up to five years subsequent to the forfeiture date.

     On May 4, 1995, the date the Company was acquired (see Note 6), 1,250 shares of common stock were forfeited to the Company, and simultaneously, the officer exercised the stock options and purchased the shares

                             LORVIC HOLDINGS, INC.

for $.01 per share. The difference between the fair market value, based on the May 4, 1995, acquisition price per share, and the per share option price, totaling $731, has been included in selling, general and administrative expense for the year ended March 31, 1995.

3. SIGNIFICANT CUSTOMERS:

     During 1995, two customers each accounted for approximately 14% of the Company's net sales.

4. RELATED-PARTY TRANSACTIONS:

     The Company pays an annual management fee to a company affiliated through common ownership. The management fee totaled $6 for the period from April 1, 1995, through May 4, 1995.

5. INCOME TAXES:

     The components of the provision for income taxes are as follows for the period from April 1, 1995, through May 4, 1995:

Income before provision for income taxes....................    $94
U.S. federal income tax rate................................     34%
                                                                ---
     Computed income taxes..................................     32
Other.......................................................      7
                                                                ---
Provision for federal income taxes..........................     39
State income taxes, net of federal tax benefit..............      2
                                                                ---
     Provision for income taxes.............................    $41
                                                                ===
     Effective tax rate.....................................     44%
                                                                ===

     The Company made no income tax payments for the period from April 1, 1995, through May 4, 1995.

6. SUBSEQUENT EVENT:

     On May 4, 1995, the Company was acquired through a stock purchase agreement. All issued and outstanding shares of common stock were purchased for a total purchase price of approximately $13.4 million, net of cash acquired.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Denticator International, Inc.:

     I have audited the accompanying statements of operations and accumulated deficit and cash flows of Denticator International, Inc. for the period from April 1, 1996, through July 22, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period from April 1, 1996, through July 22, 1996, in conformity with generally accepted accounting principles.

JOHN J. ECKLE

Vacaville, California,
August 28, 1996

                         DENTICATOR INTERNATIONAL, INC.

                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
            FOR THE PERIOD FROM APRIL 1, 1996, THROUGH JULY 22, 1996

Revenue.....................................................    $1,658,229
                                                                ----------
Costs and expenses
  Cost of products sold.....................................       758,204
  Royalty expenses (Note 2).................................       380,171
  General and administrative................................       302,825
  Selling and shipping......................................       187,543
  Interest..................................................        19,070
  Depreciation and amortization.............................        23,890
                                                                ----------
       Total costs and expenses.............................     1,671,703
                                                                ----------
       Loss before other income.............................       (13,474)
Other income................................................         2,800
                                                                ----------
       Loss before income taxes.............................       (10,674)
Income tax expense (Note 3).................................            --
                                                                ----------
       Net loss.............................................       (10,674)
Accumulated deficit
  Balance, beginning of period..............................      (146,972)
                                                                ----------
  Balance, end of period....................................    $ (157,646)
                                                                ==========

         The accompanying notes are an integral part of this statement.

                         DENTICATOR INTERNATIONAL, INC.

                            STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM APRIL 1, 1996, THROUGH JULY 22, 1996

Cash flows from operating activities
  Net loss from operations..................................    $(10,674)
  Adjustments to reconcile net loss to net cash provided by
     operations:
     Depreciation and amortization..........................      23,890
     Other..................................................       5,331
     Changes in operating assets and liabilities:
       Accounts receivable..................................     187,347
       Inventories..........................................     (92,098)
       Prepaid expenses and other current assets............     (11,315)
       Other assets.........................................        (835)
       Accounts payable.....................................     (44,775)
       Royalties payable....................................     107,241
       Accrued expenses.....................................      (5,512)
                                                                --------
          Net cash provided by operating activities.........     158,600
Cash flows used in investing activities
  Additions to property, plant and equipment................      (3,942)
Cash flows used in financing activities
  Payments on long-term debt................................     (59,023)
                                                                --------
          Net increase in cash..............................      95,635
Cash, beginning of period...................................      64,584
                                                                --------
Cash, end of period.........................................    $160,219
                                                                ========

         The accompanying notes are an integral part of this statement.

                         DENTICATOR INTERNATIONAL, INC.

                         NOTES TO FINANCIAL STATEMENTS
            FOR THE PERIOD FROM APRIL 1, 1996, THROUGH JULY 22, 1996

1. ORGANIZATION AND NATURE OF BUSINESS:

     Denticator International, Inc. (the Company) was incorporated on March 13, 1991, in the state of California as a wholly owned subsidiary of Bio-Dental Technologies, Inc. (BTC).

     On March 31, 1991, BTC sold all of the outstanding stock of the Company. The sale of the stock incorporated a licensing agreement (Note 2) which gave the Company exclusive manufacturing rights over the "Denticator" product line. The "Denticator" product line was first introduced in 1931 and included a series of dental devices for use in professional dentistry.

     On March 31, 1991, in conjunction with the exclusive agreement referenced above, the Company acquired the following assets from BTC in exchange for a promissory note for $600,569:

Fixed assets..............................................  $ 47,592
Inventories...............................................   535,139
Organization costs and goodwill...........................    17,838
                                                            --------
                                                            $600,569
                                                            ========

     On July 22, 1996, the Company consummated a plan to sell substantially all of its assets and liabilities to Young Innovations, Inc. (Young) in exchange for $50,000 cash and the assumption of all book liabilities of the Company. Young simultaneously purchased the licensing agreement between the Company and BTC (Note 2). Young formed a new corporation, Denticator International, Inc., a Missouri corporation, to manufacture and distribute the "Denticator" product line.

     These statements and accompanying notes present the results of the Company's operations and cash flows for the period from April 1, 1996, through July 22, 1996. This short reporting period was elected by management to coincide with the sale of substantially all of the assets and liabilities of the Company as described above.

2. EXCLUSIVE LICENSING AGREEMENT:

     On March 31, 1991, the Company entered into an exclusive licensing agreement with BTC for the manufacture of the "Denticator" line of dental products. Under this agreement, the Company owes a monthly royalty equal to the greater of $30,000 or 17% of net sales from the "Denticator" product line. Additional royalties are payable if the Company achieves certain levels of profitability.

     As of January 1, 1995, the Company increased the minimum monthly royalty payable to BTC to $43,000 per month in exchange for BTC waving the provision in the agreement whereby BTC could purchase products made by the Company at specified prices.

     The licensing agreement is for a period of four (4) years. At the expiration of this period, the Company has the option to pay BTC a lump sum equal to 1.5 times the average annual sales, reduced by 50% of the additional royalties paid, to acquire the rights to the "Denticator" product line. If this option is not exercised, the two companies may mutually agree to renew the licensing agreement at terms negotiated at that time. As of the audit reporting date, an offer to buy the Company had been accepted which will assign all rights under this licensing agreement to Young. (Note 1).

     During the period from April 1, 1996, through July 22, 1996, the Company incurred BTC royalties under the licensing agreement totaling $361,675 and paid $307,294.

                         DENTICATOR INTERNATIONAL, INC.

3. INCOME TAXES:

     For federal income tax purposes, the Company has, as a result of a contribution of inventory to charitable organizations, a federal charitable contribution carryforward of approximately $172,500. The charitable contribution carryforward, if unused, will expire in 1997.

     No provision was made for current or deferred income tax expense for the period from April 1, 1996, through July 22, 1996.

4. MAJOR CUSTOMERS:

     The Company had sales to the following customers during the period from April 1, 1996, through July 22, 1996:

                                                                  PERCENT
                                                       AMOUNT     OF TOTAL
                                                      --------    --------
Patterson Dental Company..........................    $197,481      11.9%
Darby Dental Supply Co............................     187,585      11.3
The Supply House..................................      94,890       5.7
H. Meer Dental Supply Company, Inc................      85,385       5.2
                                                      --------      ----
     Total........................................    $565,341      34.1%
                                                      ========      ====

======================================================

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     3
Risk Factors...........................     6
Use of Proceeds........................    11
Dividend Policy........................    11
Capitalization.........................    12
Dilution...............................    13
Selected Consolidated Financial Data...    14
Young Innovations, Inc. and Denticator
  International, Inc. Unaudited Pro
  Forma Financial Information..........    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    17
Business...............................    23
Management.............................    31
Principal Stockholders.................    34
Certain Transactions...................    34
Description of Capital Stock...........    35
Shares Eligible for Future Sale........    36
Underwriting...........................    37
Legal Matters..........................    38
Experts................................    38
Additional Information.................    38
Index to Consolidated Financial
  Statements...........................   F-1

   UNTIL                     , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                2,000,000 SHARES

                          YOUNG INNOVATIONS, INC. LOGO

                                  COMMON STOCK
                          ----------------------------

                                   PROSPECTUS
                          ----------------------------
                             ROBERT W. BAIRD & CO.
                                 INCORPORATED

                              CLEARY GULL REILAND
                                & MCDEVITT INC.
                                          , 1997

======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................    $  8,364
National Association of Securities Dealers, Inc. Fee........       3,260
Nasdaq National Market Listing Fee..........................       7,300
Printing Expenses...........................................      35,000
Legal Fees and Expenses.....................................     100,000
Auditors' Fees and Expenses.................................     150,000
Transfer Agent and Registrar Fees...........................       1,000
Miscellaneous Expenses......................................     145,076
                                                                --------
       Total................................................    $450,000
                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 351.355 of the Missouri General and Business Corporation Law, Article Ten of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. The Registrant intends to obtain director and officer insurance coverage.

     The Underwriting Agreement (Exhibit 1 hereto) provides for indemnification by the Underwriters of the Registrant, each of its directors, each of its officers who signed the Registration Statement and each person who controls the Registrant within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), from certain liabilities under the securities laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In August 1995, the Registrant, as part of its organization as the holding company for Young Dental, issued 4,450,214 shares of its Common Stock to the existing stockholders of Young Dental in exchange for all of the outstanding shares of common stock of Young Dental. In December 1996 and in February 1997, respectively, the Registrant sold an aggregate of 2,520 shares of its Common Stock to two purchasers subject to appropriate resale restrictions. None of the foregoing shares were registered under the Securities Act and all were issued pursuant to available exemptions from registration under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.

     A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated herein by reference.

     (B) FINANCIAL STATEMENT SCHEDULES.

     Attached hereto is Schedule II -- Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS.

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     B. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     C. The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis and State of Missouri on the 4th day of September, 1997.

                                          YOUNG INNOVATIONS, INC.

                                          By:    /s/ GEORGE E. RICHMOND
                                            ------------------------------------
                                                     George E. Richmond
                                               President and Chief Executive
                                                           Officer

     Each person whose signature appears below constitutes and appoints George
E. Richmond and Michael W. Eggleston his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign a Registration Statement pursuant to
Section 462(b) of the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                     TITLE                          DATE
                ---------                                     -----                          ----

          /s/ GEORGE E. RICHMOND              President, Chief Executive Officer,      September 4, 1997
------------------------------------------    Director (Principal Executive
            George E. Richmond                Officer)

         /s/ RICHARD G. RICHMOND              Secretary, Director                      September 4, 1997
------------------------------------------
           Richard G. Richmond

         /s/ MICHAEL W. EGGLESTON             Vice President, Treasurer, Chief         September 4, 1997
------------------------------------------    Financial Officer, Director
           Michael W. Eggleston               (Principal Financial Officer and
                                              Principal Accounting Officer)

           /s/ CRAIG E. LABARGE               Director                                 September 4, 1997
------------------------------------------
             Craig E. LaBarge

          /s/ RICHARD P. CONERLY              Director                                 September 4, 1997
------------------------------------------
            Richard P. Conerly

          /s/ ALFRED E. BRENNAN               Director                                 September 4, 1997
------------------------------------------
            Alfred E. Brennan

     After the stock split discussed in Note 20 to the consolidated financial statements is effected, we expect to be in a position to render the following audit report.

ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Young Innovations, Inc.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Young Innovations, Inc. and subsidiaries included in the Young Innovations, Inc. Form S-1 Registration Statement and have issued our report thereon dated March 31, 1997 (except with
respect to matters discussed in Note 20, as to which the date is October   ,
1997). Our audits were made for the purpose of forming an opinion on those statements taken as a whole. Schedule II included in this Form S-1 Registration Statement is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
March 31, 1997

                            YOUNG INNOVATIONS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                   ADDITIONS
                                                           --------------------------
                                            BALANCE AT     CHARGED TO                                  BALANCE AT
                                           BEGINNING OF    COSTS AND                                     END OF
               DESCRIPTION                     YEAR         EXPENSES     ACQUISITIONS    DEDUCTIONS       YEAR
               -----------                 ------------    ----------    ------------    ----------    ----------
Allowance for doubtful receivables
  1994...................................      $--          $    25        $    --        $    --         $25
  1995...................................       25               --              7             --          32
  1996...................................       32               22             --             --          54
Reserve for obsolete and excess
  inventories
  1994...................................      $--          $    20        $    --        $    --         $20
  1995...................................       20               20             --             --          40
  1996...................................       40               --              3             --          43

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------

   1*        Form of Underwriting Agreement
   3.1       Articles of Incorporation of Registrant and Statement of
             Correction
   3.2       By-Laws of Registrant
   5*        Opinion and Consent of Armstrong, Teasdale, Schlafly & Davis
             as to the legality of issuance of the Shares
  10.1       Employment and Noncompetition Agreement dated May 4, 1995, by and between Young Dental Manufacturing Company and
             Richard C. Nemanick, Sr.
  10.2       Stock Purchase Agreement dated as of May 4, 1995, by and
             among Young Dental Manufacturing Company, Chemical Venture
             Capital Associates, P. Jeffrey Leck, John F. Kirtley,
             Richard C. Nemanick, the Stockholders named therein and
             Lorvic Holdings, Inc.
  10.3       Escrow Agreement dated May 4, 1995 among Young Dental
             Manufacturing Company, Chemical Venture Capital Associates,
             P. Jeffrey Leck, John F. Kirtley, Richard C. Nemanick,
             Lorvic Holdings, Inc. and Boatmen's Trust Company
  10.4       Contingent Payment Agreement dated as of May 4, 1995, by and between Young Dental Manufacturing Company, The Richard C.
             Nemanick Trust and Boatmen's Trust Company
  10.5       Consulting Agreement dated May 4, 1995, by and between Young
             Dental Manufacturing Company and Richard C. Nemanick, Sr.
  10.6       Buy-Sell Agreement dated as of December 31, 1991, by and
             between the Richard G. Richmond Irrevocable Trust dated
             December 31, 1991, the Ruth A. Garza Irrevocable Trust dated
             December 31, 1991, the Scott J. Richmond Irrevocable Trust
             dated December 31, 1991, the Bradley S. Richmond Irrevocable
             Trust dated December 31, 1991, the Dawn N. Close Irrevocable
             Trust dated December 31, 1991, and Young Dental
             Manufacturing Company
  10.7       Amendment and Modification of Buy-Sell Agreement dated as of
             August 7, 1995, by and between the Richard G. Richmond
             Irrevocable Trust dated December 31, 1991, the Ruth A. Garza
             Irrevocable Trust dated December 31, 1991, the Scott J.
             Richmond Irrevocable Trust dated December 31, 1991, the
             Bradley S. Richmond Irrevocable Trust dated December 31,
             1991, the Dawn N. Close Irrevocable Trust dated December 31,
             1991, Young Dental Manufacturing Company and the Registrant
  10.8       Form of Stock Plan Agreement, by and between certain
             employees, George E. Richmond and Young Dental Manufacturing
             Company
  10.9       Form of Amendment and Modification of Stock Plan, by and
             between certain employees, George E. Richmond, Young Dental
             Manufacturing Company and the Registrant
  10.10      Young Dental Manufacturing Company Pension Bonus Plan dated as of April 12, 1983
  10.11      Young Dental Manufacturing Company Profit Sharing Plan dated as of January 1, 1987
  10.12      Term Loan and Revolving Loan Agreement dated as of July 22,
             1996 between Young Innovations, Inc., Young Dental
             Manufacturing Company, Lorvic Holdings, Inc., The Lorvic
             Corporation, Denticator International, Inc. and The
             Boatmen's National Bank of St. Louis (now NationsBank,
             N.A.), and Amendment No. 1 thereto dated April 1, 1997
  10.13      Asset Purchase Agreement dated July 22, 1996, among
             Denticator International, Inc., BioDental Technologies
             Corp., Jose L. Mendoza and Young Innovations, Inc.
  10.14      Assignment and Release Agreement dated July 22, 1996, by and between Bio Dental Technologies Corp., Denticator
             International, Inc. and Young Innovations, Inc.
  10.15      Employment and Non-Competition Agreement dated July 22,
             1996, by and between Denticator International, Inc. and Jose
             L. Mendoza

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
  10.16      Escrow Agreement dated July 22, 1996, by and among Young
             Innovations, Inc., Bio Dental Technologies Corp., and the
             Union Bank of California
  10.17*     1997 Stock Option Plan of the Registrant
  21         Subsidiaries of the Registrant
  23.1       Consent of Arthur Andersen LLP
  23.2       Consent of John J. Eckle
  23.3*      Consent of Armstrong, Teasdale, Schlafly & Davis (included in Exhibit 5.1)
  24         Power of Attorney (included on Signature page II-3).

-------------------------
* To be filed by Amendment.